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EXHIBIT 1

Annual Information Form of Falconbridge Limited dated May 10, 2004

FALCONBRIDGE LIMITED

2003 ANNUAL INFORMATION FORM

May 10, 2004

TECHNICAL GLOSSARY

austenitic stainless steel: stainless steel with a nickel content of between 4% and 22%.

bankable feasibility study: means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production.

by-product credits: all revenues received from by-products.

capacity: the design number of units which can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions.

CIS: the Commonwealth of Independent States.

Comex: The New York Commodity Exchange.

concentrate: a product containing valuable minerals from which most of the waste material in the ore has been separated.

copper cathode: flat plate of pure (approximately 99.9%) copper that is the product of electrolytic copper refining or the solvent extraction/electrowinning process.

Defence Logistics Agency: a United States of America Department of Defence, defence agency. One of the responsibilities of the Defence Logistics Agency is the Defence National Stockpile.

Defence National Stockpile: the United States of America Strategic and Critical Materials Stock Piling Act mandates that a stockpile of strategic and critical materials be maintained to decrease and preclude, where possible, dependence upon foreign sources of supply in times of national emergency. Authority for management of the operational aspects of the National Defence Stockpile has been delegated to the Defence Logistics Agency, Defence National Stockpile Center.

Eastern Bloc: Albania, Bulgaria, the CIS, Cuba, the Czech Republic, Hungary, Mongolia, North Korea, the People's Republic of China, Poland, Romania and Slovakia.

Falcondo: Falconbridge Dominicana, C. por A. The Corporation owns 85.26% of the outstanding shares of Falcondo.

ferronickel: an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced and prices realized by Falconbridge set forth in this annual information form are expressed in terms of nickel contained in ferronickel.

LME: the London Metal Exchange.

matte: a mixture of metal sulphides enriched with nickel, copper, cobalt, silver, gold and platinum group metals.

mill: a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are categorized as follows:

  •
  A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

  •
  A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

mineral resource: a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are categorized as follows:

  •
  A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

  •
  An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

  •
  An "inferred mineral resource" is that part of a mineral resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

National Instrument 43-101: National Instrument 43-101, Standards of Disclosure for Mineral Projects enacted by the Canadian Securities Administrators.

off-warrant nickel stocks: nickel stocks not held in LME registered warehouses.

ounce: troy ounce.

platinum group metals: platinum, palladium, rhodium and related metals present in some nickel/copper ores.

preliminary feasibility study: a comprehensive study of the viability of a mineral project that has advanced to a stage where a mining method, in the case of underground mining, or a pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a "qualified person", (as defined in National Instrument 43-101), acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

primary nickel: the nickel contained in products of smelters and refineries which are in a form ready for use by consumers.

refinery: a plant where concentrates or matte are processed into one or more refined metals.

smelter: a plant where concentrates are processed into an upgraded product.

tonne: 1,000 kilograms.

Western World: all countries other than those in the Eastern Bloc.

MINERAL RESERVE AND RESOURCE ESTIMATION

        The definitions of mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource used in this annual information form are from the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000 and which are incorporated in National Instrument 43-101. The disclosure contained in this annual information form with respect to mineral reserves and mineral resources has been compiled in accordance with National Instrument 43-101 under the direction of and verified by Chester M. Moore, the Corporation's Director, Mineral Reserve Estimation and Reporting. Mr. Moore is a member of the Professional Geoscientists of Ontario, with over 30 years of experience as a geologist and is a "qualified person" as defined in National Instrument 43-101. The mineral reserve and mineral resource estimates have been prepared using classical and/or geostatistical methods plus economic and mining parameters appropriate to each deposit. Falconbridge is not aware of any environmental, permitting, legal, taxation, political, marketing or other relevant issue that would materially affect the estimates of the mineral reserves. The mineral resources which are not reserves have reasonable prospects for economic extraction but have not yet had complete formal evaluation, and do not have demonstrated economic viability.

        The economic and mining parameters used in estimating the mineral reserves and mineral resources disclosed in this annual information form include:

Bulk Density: The factor used to convert volume into tonnage. This factor is a function of the mineralogy and physical characteristics of a deposit. Formulae are developed using regression analyses on a suitably large number of individual determinations.

Cut-Off Grade: The grade that ensures that the revenue from the metal content of the lowest grade parcel included in a deposit will be at least equal to the anticipated prime operating costs of producing this revenue. These costs include mining, milling, smelting, refining, selling and all transportation and administration costs. The cut-off grade will vary greatly from property to property due to a range of factors including deposit size and shape, metal content and prime cost structure.

Exchange Rate (U.S. $ to Cdn $): 1.50

Long Term Metal Prices (U.S. $ per pound): Nickel $3.25, Copper $0.90, Zinc $0.50

Minimum Mining Width: The smallest horizontal thickness used in an estimation based on the selected mining method and the minimum opening size required by mining equipment used. The grade across this minimum width must equal or exceed the cut-off grade.

        Mining Dilution1: All external material with grades lower than the cut-off grade that must be removed with the ore. The amount of this diluting material can vary considerably and depends upon mining method and the location, attitude, size, shape and wall rocks of the ore zone.

        Mining Recovery1: The proportion of the ore that is extracted after accounting for mining losses. The mining recovery can vary widely both within a single mine and from property to property due to a range of factors including deposit geometry and mining method.

Note:

1
Used for mineral reserve estimation only.

CURRENCY

        All references in this annual information form to "dollars" or "$" are to United States dollars, unless otherwise indicated.

METRIC/IMPERIAL CONVERSION TABLE

        The imperial equivalents of the metric units of measurement used in this annual information form are as follows:

Metric Unit	Imperial Equivalent
gram	0.03215 troy ounces
hectare	2.4711 acres
kilogram	2.2046223 pounds
kilometre	0.62139 miles
metre	3.2808 feet
tonne	1.1023 short tons

FALCONBRIDGE LIMITED

Overview

        Falconbridge Limited (the "Corporation") is the continuing corporation resulting from the amalgamation under the Business Corporations Act (Ontario) on June 22, 1994 of several companies including a company also named Falconbridge Limited. Predecessors of the Corporation have carried on business under the Falconbridge Limited name since 1928. The registered and head office of the Corporation is at BCE Place, Suite 200, 181 Bay Street, Toronto, Ontario, M5J 2T3. The principal office of the Corporation is at Queen's Quay Terminal, 207 Queen's Quay West, Suite 800, Toronto, Ontario, M5J 1A7.

        At December 31, 2003, Noranda Inc. ("Noranda") owned, directly and indirectly, approximately 59.2% and public shareholders owned approximately 40.8% of the outstanding common shares of the Corporation.

        The Corporation's articles of amalgamation were amended on March 5, 1997 to provide for the issuance of cumulative preferred shares series 1, 2 and 3. On March 7, 1997 the Corporation completed the issue of 8,000,000 units, each unit consisting of one cumulative preferred share series 1 and one cumulative preferred share series 2 purchase warrant. The holder of a unit was entitled, on each of September 1, 1998, December 1, 1998 and March 1, 1999, to acquire one cumulative preferred share series 2 upon the exercise of the warrant and the payment of $15.00 and the concurrent conversion of the cumulative preferred share series 1 into a cumulative preferred share series 2. At December 31, 2003, there were 89,835 cumulative preferred shares series 1, and 7,910,165 cumulative preferred shares series 2, issued and outstanding. On March 1, 2004, the holders of 3,122,882 cumulative preferred shares series 2 elected to convert their shares into an equal number of cumulative preferred shares series 3.

        The Corporation and its subsidiaries (collectively, "Falconbridge") are engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge has mining and mineral processing facilities in Canada (Sudbury Operations, Raglan, Kidd Creek Operations), Norway (Nikkelverk), the Dominican Republic (Falcondo) and Chile (Collahuasi and Lomas Bayas).

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge markets and sells nickel and cobalt and certain other products through marketing and sales offices in Canada, the United States, Belgium and Japan. Noranda acts as sales agent for all products from the Kidd Creek Operations. Falconbridge markets copper concentrate and cathode from the Chilean operations through a marketing group in Santiago, Chile to customers around the world. In 2003, approximately 49% of Falconbridge's revenues were from sales of nickel and ferronickel, 33% from sales of copper, 5% from sales of zinc, 3% from sales of cobalt and 10% from sales of other products.

        The Corporation believes that Falconbridge is the third-largest producer of refined nickel in the world. Approximately 34% of Falconbridge's combined nickel and ferronickel sales are used in the manufacture of stainless steel. Approximately 49% of Falconbridge's 2003 combined nickel and ferronickel sales by volume were to customers in Europe, 23% to customers in the United States and the balance to customers in Japan, Canada, Mexico, Latin America, Southeast Asia and Korea.

Corporate Strategy and Business Developments

  Nature of Business and Strategy

        Falconbridge is focused on the production of nickel and copper, two metals which have positive long-term fundamentals and positive near-term outlook. Both metals have competitive attributes which have led to diversified usage in the world's economy and have had an average annual consumption growth rate of over 3% for copper and 4% for nickel. Falconbridge is positioned in these markets as one of the world's largest producers of both metals and is supported by substantial operational, technical, exploration and development experience. In addition, the Corporation has the potential to increase its production as a result of a number of new projects currently under development.

        Falconbridge's focus is to increase returns to shareholders as measured by returns on net assets and on shareholders' equity. To achieve this goal, Falconbridge maximizes the value of existing operations, redeploys capital profitably and maintains a conservative financial structure and significant liquidity to support its operations and growth initiatives.

  Development Projects

        In 2003, Falconbridge continued to advance its important development programs at Collahuasi and Kidd Creek in order to ensure that copper production levels be maintained. Work on the Collahuasi expansion project progressed as planned and is scheduled for completion in June of 2004. Work also continued on the Mine D project at Kidd Creek with first production expected by year-end 2004 and project completion expected by 2006.

        The Montcalm nickel project was started in November 2003 with construction expected to take approximately 15 months. On completion, this project is expected to add 8,000 tonnes of nickel production per year commencing in 2005. The focus on nickel project development is expected to be primarily on the advancement of the Koniambo and Nickel Rim South projects. As for copper development, further expansions at Lomas Bayas and Collahuasi are being assessed.

        During 2001 and 2002, Falconbridge focussed on the development of higher grade mines and initiatives to reduce operating costs specifically in relation to the Sudbury Mines/Mill and the Kidd Mining Division. Second phase completion of the Kidd Mining Division's No. 3 mine development, ongoing development work on the Kidd Mining Division's Mine D and an expansion of the copper refinery capacity at the Kidd Metallurgical Division were among the Corporation's principal advancements at these sites during this two-year period. In addition, development strategies at other sites included an increase to the milled tonnage, and the completion of a mill capacity expansion plan, at Raglan, as well as completion of a bankable feasibility study to increase concentrator throughput at Collahuasi.

  Capital and Developmental Expenditures

        Since January 1, 2001, Falconbridge's capital and project expenditures have totalled $829.8 million, including $288.7 million at the Kidd Creek Operations, $222.9 million at Collahuasi, $71.2 million at Raglan, $81.4 million at the Sudbury Operations, $75.5 million on the Koniambo project, $42.0 million at Falcondo, $21.6 million at Nikkelverk, $24.5 million at Lomas Bayas, and $2.0 million at other locations. For the same period, Falconbridge spent $69.9 million on exploration and $32.6 million on research and development.

  Financial Flexibility

        The Corporation believes that a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business. In 2003, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity improved to 37% from 42%. Cash and cash equivalents were $298 million at December 31, 2003. The Corporation has significant liquidity and financial flexibility, including unused bank lines of credit totalling $405 million, resulting in unused credit and cash available to the Corporation in excess of $700 million. In addition, the Corporation has no major debt maturities until 2005.

  Sustainable Development

        Falconbridge is a strong proponent of sustainable development where economic prosperity, environmental quality and social equity drive business activities. This commitment is reflected in the Corporation's Sustainable Development Policy.

        Providing a safe and healthy workplace is a priority at Falconbridge. Operations continue to implement effective safety training programs and management systems. Safety performance is strongly supported by senior management and the board of directors. Under the 2003 Safety, Health and Leadership program five Falconbridge operations were visited by senior management to assess, promote and reinforce the importance of a safe workplace. These initiatives, among others, have resulted in enhanced safety performance in 2003 as the lost-time injury frequency (a measure of the number of compensable injuries per 200,000 hours worked) declined to 1.26 versus 1.45 in 2002.

Organizational Chart

        The principal direct and indirect subsidiaries of the Corporation and the jurisdictions in which they were incorporated or organized are set out below:

Notes:

1
The Corporation owns 100% of the shares of Natresco Incorporated which, in turn, owns 100% of the shares of Falconbridge U.S., Inc.

2
Falconbridge Limited owns 100% of the common shares of Société minière Raglan du Québec ltée, which prior to January 1, 2004 owned the Raglan mine. The Corporation passed a resolution as sole shareholder authorizing the dissolution of Société minière Raglan du Québec ltée. On January 1, 2004 all of the assests, liabilities and business operations of Raglan were transferred to the Corporation.

3
Falconbridge Chile S.A., CMDIC Holdings Limited and Falconbridge Collahuasi Limited own 20.59%, 19.29% and 4.12%, respectively, and 44%, collectively, of the shares of Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), which owns 100% of Collahuasi.

4
CMLB Holdings Limited owns 100% of the shares of Compañia Minera Falconbridge Lomas Bayas ("Lomas Bayas"), which owns 100% of Lomas Bayas.

BUSINESS OF FALCONBRIDGE

        Falconbridge operates in one industry — the exploration, development, mining, processing and marketing of mineral products. These activities are conducted through six segments — the Integrated Nickel Operations, Kidd Creek Operations, Falcondo, Collahuasi, Lomas Bayas and Corporate. All are 100% owned except for Falcondo and Collahuasi which are 85.26% and 44% owned, respectively.

  •
  Integrated Nickel Operations ("INO")

  •
  Sudbury Operations — mines, mills and smelts its own nickel/copper ores and smelts Raglan concentrates and custom feed from other sources.

  •
  Société minière Raglan du Québec ltée ("Raglan") — mines and mills its own nickel/copper ores.

  •
  Falconbridge Nikkelverk, Aktieselskap ("Nikkelverk") — refines matte produced by the Sudbury Operations and custom feed from other sources.

  •
  Falconbridge International Limited ("FIL") — manages and develops the INO's custom feed business outside Canada.

  •
  Falconbridge U.S., Inc. — markets and sells nickel, cobalt and other products throughout the United States, Canada, Mexico and Latin America.

  •
  Falconbridge Europe S.A. — markets and sells nickel, cobalt and other products throughout Europe, India and Africa, and silver, gold and platinum group metals throughout the world. Falconbridge Europe S.A. also sells all the copper cathode produced at the Nikkelverk refinery.

  •
  Falconbridge (Japan) Ltd. — markets and sells nickel, cobalt and other products throughout Japan and Asia.

  •
  Kidd Creek Operations

  •
  Kidd Mining Division — mines its own copper/zinc ores.

  •
  Kidd Metallurgical Division — mills, smelts and refines copper/zinc ores from the Kidd Mining Division and processes Sudbury Operations' copper concentrate; smelts and refines custom feed from other sources including some Collahuasi feed.

  •
  Falconbridge Dominicana, C. por A. ("Falcondo") — mines, mills, smelts and refines its own nickel laterite ores.

  •
  Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi") — mines and mills its own copper sulphide ores into concentrate; mines and leaches its own copper oxide ores to produce copper cathode.

  •
  Compañia Minera Falconbridge Lomas Bayas ("Lomas Bayas") — mines and processes its own copper oxide ores to produce copper cathode.

  •
  Corporate

  •
  Exploration — conducts exploration worldwide.

  •
  Business Development — searches worldwide for attractive investment opportunities to support Falconbridge's growth strategy.

  •
  Marketing and Sales — provides marketing and sales support to all INO sales offices and markets.

  •
  Technology — conducts research, development and engineering.

Integrated Nickel Operations

Sudbury Operations

        The Sudbury Operations consist of the Sudbury Mines/Mill and Sudbury Smelter.

  Sudbury Mines/Mill

  Properties and Mines

        The Corporation has been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling, Blezard and Denison. The properties comprise 2,670 hectares owned by the Corporation and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

        Sudbury Mines/Mill operates four underground nickel/copper mines in the Sudbury area: the Craig, Fraser, Lindsley and Lockerby mines. In 2003, the Craig mine provided 40% of Sudbury Mines/Mill's ore production.

  Mineral Reserves and Mineral Resources

        The Sudbury Mines/Mill's mineral reserves and mineral resources as at December 31, 2002 and December 31, 2003 were as follows:

				Changes in 2003 (tonnes)
	December 31, 2002					December 31, 2003
Category				Tonnes milled	Revisions/ discoveries
	Tonnes	Nickel	Copper			Tonnes	Nickel	Copper
	(000's)%		%	(000's)	(000's)	(000's)%		%
Mineral Reserves[1]
Proven	7,914	1.45	1.36	(1,812)	(514)	5,588	1.40	1.34
Probable	9,212	1.22	1.21	(192)	(517)	8,503	1.22	1.24

Total	17,126	1.33	1.28	(2,004)	(1,031)	14,091	1.29	1.28

Mineral Resources (in addition to Mineral Reserves)[2]
Measured	85	2.38	1.27	—	598	683	1.31	0.80
Indicated	16,748	2.38	1.10	—	3,729	20,477	2.27	0.99

Total	16,833	2.38	1.10	—	4,327	21,160	2.24	0.98

Inferred	22,100	1.77	2.39	(39)	6,139	28,200	1.70	2.70

Notes:

1
Mineral reserves decreased by 3.0 million tonnes due to annual production of 2.0 million tonnes and mining write-downs at Craig mine resulting from changes in mine plans and parameters.

2
Mineral resources increased significantly from 39.0 million tonnes to 49.4 million tonnes including large additions at Nickel Rim South and Fraser Morgan. Drilling at Nickel Rim South added 5.5 million tonnes and exploration at Fraser Morgan increased the resources by 3.8 million tonnes.

        At planned operating rates, the mineral reserves at Sudbury Mines/Mill are equal to approximately seven years of production. It is anticipated that a significant portion of Nickel Rim South's inferred resources grading 1.7% nickel, 3.5% copper, 0.04% cobalt, 1.9 grams per tonne platinum and 2.2 grams per tonne palladium will be converted to reserves and extend the life of the mining operations by 13 to 15 years.

  Milling

        The ore from the Sudbury Mines/Mill's mines is crushed and ground and the nickel/copper-bearing sulphide minerals contained in the ore are separated from waste materials at the Sudbury Mines/Mill's Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Strathcona mill has a capacity of approximately 10,000 tonnes of ore per day.

        The copper concentrate from the Strathcona mill is delivered to the Kidd Metallurgical Division's mineral processing facilities for smelting and refining. See "Kidd Creek Operations — Kidd Metallurgical Division". The nickel/copper concentrate from the Strathcona mill is delivered to Sudbury Smelter for smelting.

        The annual production of the Sudbury Mines/Mill for the years ended December 31, 2003 and 2002 was as follows:

	2003	2002
	(tonnes)
Ore milled from all sources	2,261,000	2,295,000
Mine output in concentrate
— nickel	24,100	27,800
— copper	29,200	31,100
— cobalt	610	690

  Sudbury Smelter

        The mineral processing facilities operated by Sudbury Smelter include a smelter and a sulphuric acid plant. The smelter processes concentrates and other feed material containing nickel, copper, cobalt, silver, gold and platinum group metals. In 2003, the smelter treated all of the nickel/copper concentrates from the Sudbury Mines/Mill and all the concentrate from Raglan, as well as a variety of metal bearing, secondary, recyclable and intermediate feedstocks from third parties and smaller amounts of concentrates from third parties.

        Sudbury Smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury Smelter has the capacity to produce approximately 130,000 tonnes of matte per year. The roaster gas from the smelter operation is treated in an adjacent plant to produce sulphuric acid thereby reducing sulphur dioxide emissions to the natural environment. The sulphuric acid plant has the capacity to produce approximately 300,000 tonnes of sulphuric acid per year. The Sudbury Smelter's output of sulphuric acid is purchased for resale by a subsidiary of Noranda (which is partly owned by Falconbridge) that markets, transports and distributes sulphuric acid in North America.

        The matte produced by the Sudbury Smelter is shipped by rail to Quebec City and by sea to the Nikkelverk refinery for further processing. See "Business of Falconbridge — Integrated Nickel Operations — Nikkelverk".

        The annual production of the Sudbury Smelter for the years ended December 31, 2003 and 2002 was as follows:

	2003	2002
	(tonnes)
Smelter output of nickel
Sudbury mines	24,700	28,300
Raglan	28,700	25,200
Custom feed	6,400	4,400

Total	59,800	57,900

Smelter output of copper
Sudbury mines	8,100	11,200
Raglan	7,700	6,600
Custom feed	5,000	2,700

Total	20,800	20,500

Smelter output of cobalt
Sudbury mines	660	690
Raglan	460	370
Custom feed	1,080	900

Total	2,200	1,960

Copper concentrate
— nickel	110	90
— copper	21,900	21,700
Sulphuric acid	245,500	246,800

  Raglan

        In December 2003, the Corporation initiated the process of dissolution of the corporate entity Société minière Raglan du Québec ltée ("Raglan"), a wholly-owned subsidiary, which became a division of the Corporation on January 1, 2004. The dissolution involves the transfer of all the assets, liabilities and business operations of Raglan to the Corporation.

  Property and Mines

        The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,655 hectares and six 20-year mining leases covering 441 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. In 2003, application was made for three mining leases covering 506 hectares.

        Falconbridge has explored the Raglan property since the 1960s. Development of the Raglan mine site at Katinniq began in 1996 following receipt of environmental approvals and the conclusion of agreements with Makivik Corporation (the representative of the local Inuit population) and the Province of Quebec regarding infrastructure funding. The Raglan facilities include underground mine development and open pits, a concentrator, a power plant, accommodation and administration buildings, fresh water supply and fuel storage tanks. The facilities are linked by all-weather roads to an airstrip at Donaldson and to concentrate storage and shiploading facilities at Deception Bay, 100 kilometres from Katinniq. Raglan concentrate is transported by ship to unloading, storage and rail load-out facilities in Quebec City.

        Commercial production at Raglan began in 1998. Raglan's annual production capacity is 1,000,000 tonnes per year of ore milled.

  Mineral Reserves and Mineral Resources

        Raglan's mineral reserves and mineral resources as at December 31, 2002 and December 31, 2003 were as follows:

				Changes in 2003 (tonnes)
	December 31, 2002					December 31, 2003
Category					Revisions/ discoveries
	Tonnes	Nickel	Copper	Production		Tonnes	Nickel	Copper
	(000's)%		%	(000's)	(000's)	(000's)%		%
Mineral Reserves[1]
Proven	6,691	3.04	0.81	(834)	2,451	8,308	2.86	0.77
Probable	11,418	2.78	0.78	—	(2,063)	9,355	2.86	0.80

Total	18,109	2.88	0.79	(834)	388	17,663	2.86	0.78

Mineral Resources (in addition to Mineral Reserves)[2]
Measured	289	1.62	0.41	—	(61)	228	1.47	0.37
Indicated	2,587	1.98	0.76	—	385	2,972	2.18	0.76

Total	2,876	1.95	0.72	—	324	3,200	2.13	0.74

Inferred	3,400	2.70	0.87	—	583	4,000	2.90	0.90

Notes:

1
A significant part of annual production was replaced by discovery and mining gains resulting in a decrease of only 400,000 tonnes in the mineral reserves.

2
Mineral resources were increased by 900,000 tonnes through discoveries at Zones 2, 3, 5-8, Donaldson and Katinniq.

        At planned operating rates, the mineral reserves at Raglan are equal to approximately 19 years of production, not including 3.2 million tonnes of measured and indicated resources and 4.0 million tonnes of inferred resources. In addition, an active exploration program continues in this prospective nickel belt.

  Milling

        The ore from the Raglan mine is crushed, ground and treated at the Raglan mill in Katinniq to produce nickel/copper concentrate. The current capacity of the mill is 3,000 tonnes of ore throughput per day.

        Raglan concentrate is trucked to Deception Bay for marine shipment to Quebec City and then transported by rail to the Sudbury Smelter for treatment. There were six shipments from Deception Bay during 2003. No shipping occurs from mid-March to early-June.

        Raglan's annual production for the years ended December 31, 2003 and 2002 was as follows:

	2003	2002
	(tonnes)
Ore milled	834,000	868,000
Mine output in concentrate
— nickel	25,100	24,600
— copper	6,600	6,500
— cobalt	380	390

Nikkelverk

  Refining

        Nikkelverk owns and operates a refinery and sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury Smelter as well as custom feed from other sources. The Corporation believes that the Nikkelverk refinery is among the lowest cost nickel refineries in the western world.

        The Nikkelverk refinery uses a chlorine leach and electrowinning process developed by Falconbridge to separate and recover component metals. The process is cost-efficient in the treatment of complex raw materials and achieves high productivity and recoveries. This efficiency allows greater flexibility in the sourcing and treatment of custom feed. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 39,000 tonnes of copper and 4,600 tonnes of cobalt. Expansion of the refinery to 100,000 tonnes of nickel, 60,000 tonnes of copper and 5,000 tonnes of cobalt per year or higher is possible when market conditions warrant. The sulphuric acid plant has a capacity of approximately 105,000 tonnes of sulphuric acid per year.

        The Nikkelverk refinery also treats the silver, gold and platinum group metals contained in the matte produced by Sudbury Smelter and the custom feed from other sources. Mattes from Sudbury Smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery in 2003. See "FIL — Custom Feed".

        The production of platinum group metals grew in importance during 2003 as production volumes expanded. The Nikkelverk refinery produced approximately 394,000 ounces of platinum group metals in 2003 compared with approximately 355,000 ounces in 2002.

        The Nikkelverk refinery's annual production for the years ended December 31, 2003 and 2002 was as follows:

	2003	2002
	(tonnes)
Nickel	77,200	68,500
Copper	35,900	30,600
Cobalt	4,600	4,000
Sulphuric acid	102,100	89,900

        All product lines at the Nikkelverk refinery were operated for 12 months throughout 2003.

FIL

        FIL, through its offices in Bridgetown, Barbados and Brussels, Belgium is responsible for managing the INO's custom feed business outside Canada. Custom feed, or third-party primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury Smelter and the Nikkelverk refinery. The availability of and profit margins associated with the secondary raw materials processed at the Sudbury Smelter and the Nikkelverk refinery are largely a function of metal grade and the level and relationship of nickel, copper, cobalt, silver, gold and platinum group metals prices.

        The custom feed processed at the Sudbury Smelter consists largely of nickel/copper/cobalt secondary raw materials. Most secondary raw materials are sourced on a spot basis or under contracts of one to three years' duration. In 2003, Sudbury Smelter's output from secondary raw materials included 6,400 tonnes of nickel, 5,000 tonnes of copper and 1,100 tonnes of cobalt.

        In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. The BCL matte represented approximately 66% of the nickel and copper-bearing custom feeds processed at the Nikkelverk refinery in 2003. Under the agreement, which was extended in 2002 to the end of 2015, BCL has agreed to deliver approximately 10,000 tonnes of nickel in matte per year.

        In 2003, custom feed represented approximately 32% of the nickel, 56% of the copper and 75% of the cobalt output at the Nikkelverk refinery.

Kidd Creek Operations

        The Kidd Creek Operations consist of the Kidd Mining Division and the Kidd Metallurgical Division.

  Kidd Mining Division

  Properties and Mines

        The Corporation has been mining the Kidd Creek copper/zinc orebody in Timmins, Ontario since 1966. The Kidd Mining Division's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine Mining Division, Ontario. The properties owned by the Corporation comprise 14 patented half lots covering 896 hectares of freehold mining land.

        The Kidd Creek orebody is mined through two separate shafts, accessing mining areas known as the No. 1, 2 and 3 mines, which access progressively deeper levels. In 2003, the No. 1 and 2 mines accounted for 35% and the No. 3 mine accounted for 65% of the Kidd Mining Division's mine ore production.

        Ore production has been decreasing as mining has progressed to deeper levels of the orebody. The Corporation anticipates that the Kidd Mining Division's annual ore production will increase from approximately 2.1 million tonnes in 2003 to approximately 2.4 million tonnes in 2004 and 2005.

        In 2000, the Corporation approved the development of Mine D, the depth extension of the Kidd Creek orebody beyond the limits of the No. 3 mine at 6,800 feet (2,070 metres) to a depth of 10,200 feet (3,100 metres). Production from Mine D is scheduled to begin in the second half of 2004 with ramp-up continuing into 2005 and 2006. Stage I of the project is scheduled to be completed in 2006.

        The Kidd Creek orebody is intersected by a number of major faults and other discontinuities. Mining and the resulting stress redistribution cause periodic ground adjustment along these faults resulting in seismic activity. The Corporation has taken steps to minimize the impact of seismic activity on its Kidd Creek mining operations. These steps include the use of seismic monitoring equipment and the development and use of safe and cost-effective mining systems and procedures. On occasion, a seismic event will occur which has the potential to cause personal injury, equipment damage or production interruption. Such events have been infrequent.

        The Kidd Mining Division's annual production for the years ended December 31, 2003 and 2002 was as follows:

	2003	2002
	(tonnes unless otherwise noted)
Ore hoisted	2,108,000	2,230,000
Mine output in concentrate
— copper	46,400	45,400
— zinc	75,500	104,100
— silver (ounces)	2,676,000	3,671,000

  Mineral Reserves and Mineral Resources

        The Kidd Mining Division's mineral reserves and mineral resources as at December 31, 2002 and December 31, 2003 were as follows:

					Changes in 2003 (tonnes)
	December 31, 2002						December 31, 2003
Category					Tonnes milled	Revisions/ discoveries
	Tonnes	Copper	Zinc	Silver			Tonnes	Copper	Zinc	Silver
	(000's)%		%	(grams/ tonne)	(000's)	(000's)	(000's)%		%	(grams/ tonne)
Mineral Reserves[1]
Proven	13,409	2.01	5.77	76	(2,132)	1,308	12,585	1.86	5.60	71
Probable	10,285	2.25	6.98	54	—	(2,046)	8,239	2.23	7.00	53

Total	23,694	2.11	6.30	66	(2,132)	(738)	20,824	2.01	6.15	64

Mineral Resources (in addition to Mineral Reserves)
Measured	0	—	—	—	—	276	276	1.34	6.00	47
Indicated	100	2.96	6.79	50	—	(23)	77	2.82	8.54	52

Total	100	2.96	6.79	50	—	253	353	1.66	6.55	48

Inferred	14,100	3.40	4.90	91	—	100	14,200	3.40	4.90	91

Note:

1
Mineral reserves decreased by 2.87 million tonnes resulting from production of 2.13 million tonnes and downward revisions of 740,000 tonnes mainly the result of changes to reserve recovery and dilution in the lower part of the mine.

        At planned operating rates, the mineral reserves at Kidd Mining Division are equal to approximately 9 years of production, not including the inferred resources which, if converted to reserves, could provide up to an additional six years of operations.

  Kidd Metallurgical Division

  Milling, Smelting and Refining

        The ore from the Kidd Mining Division is transported by a company-owned railway to the Kidd Metallurgical Division's mineral processing facilities located 27 kilometres southeast of the minesite. These facilities include a concentrator, a copper smelter and refinery, a zinc plant, a cadmium plant, a dust treatment plant (which recovers indium, copper and zinc) and two sulphuric acid plants. The Kidd Metallurgical Division also operates, on a cost plus basis, a liquid sulphur dioxide plant in a joint venture with Chemtrade Ltd.

        The concentrator produces copper and zinc concentrates and treats all ores from the Kidd Mining Division in two of four available grinding/flotation circuits. The remaining two circuits are available to process custom ore. In 2004, one of these circuits will be rehabilitated and converted to process 750,000 tonnes per year of nickel ore from the Corporation's Montcalm nickel project, located approximately 100 kilometres west of the Kidd Metallurgical Division site. Nickel concentrate from the circuit will be shipped to the Sudbury Smelter and by-product copper concentrate will be processed at the Kidd facilities.

        The copper concentrate produced at Kidd, together with that shipped from the Sudbury Strathcona mill and other copper custom feeds, are fed into the smelter, which has the capacity to produce 150,000 tonnes of blister copper per year. Custom feeds originating outside of the Corporation's Ontario operations comprised approximately 40% of copper smelter feed in 2003 and are expected to be at a similar level in 2004.

        The blister copper produced at the smelter is either treated in the refinery, which currently has the capacity to produce 147,000 tonnes of copper cathode per year, or sold to outside refineries, including to Noranda's Canadian Copper Refinery ("CCR"). In addition to copper the refinery produces anode slimes containing substantial amounts of silver and gold that are further toll refined by outside refineries, including Noranda's CCR refinery for precious metal recovery.

        The zinc plant has the capacity to produce 147,000 tonnes of zinc per year. This capacity is sufficient to process the Kidd Metallurgical Division's zinc concentrates and custom feed from other sources. Custom feed comprised approximately 30% of the total zinc plant feed in 2003 and is expected to be similar levels in 2004.

        The Corporation has an agreement with Noranda, whereby Noranda acts as the sales agent for all products, other than sulphuric acid, anode slimes, indium and liquid sulphur dioxide, produced by the Kidd Metallurgical Division. Under this agreement, which may be terminated on 12 months' notice, an annual marketing fee is paid. In addition, all of the sulphuric acid produced by Kidd Metallurgical Division is purchased for resale by a subsidiary of Noranda (which is partly owned by Falconbridge). In 2004, the bulk of the anode slimes produced will be sold to Noranda's CCR Division.

  Custom Feed

        The Kidd Metallurgical Division purchases a variety of primary and secondary copper and zinc-bearing materials on both a long and short-term basis. Suppliers of these materials include Noranda and its subsidiaries.

        The Corporation had an agreement for the supply of zinc concentrate from Billiton Metals Canada Inc.'s Selbaie mine/mill facility in northern Quebec and sources additional zinc concentrates from other suppliers. In January 2004, the Selbaie mine permanently ceased production. In April 2004, the Corporation signed a life-of-mine zinc concentrate supply and processing agreement with Agnico-Eagle Limited. Under the terms of the agreement the Kidd Metallurgical Division will process 60% to 75%, up to a maximum of 125,000 tonnes per year, of the precious metal bearing zinc concentrate production from Agnico-Eagle's LaRonde mine, located south-east of Rouyn-Noranda, Quebec. The Kidd Metallurgical Division also has agreements to process copper concentrate shipped from Collahuasi, and sources additional concentrates from Minera Escondida Limitada, Minera Alumbrera Limitada and others.

        In 2003, shipments of custom materials as well as concentrates from the Kidd Mining Division ore enabled the copper plants to operate at capacity. In June 2003, the zinc plant was shutdown for 13 weeks over the summer period for market and operating costs reasons. The shutdown enabled the plant to eliminate metal inventories, avoid high operating cost periods, and reduce third party concentrate purchases.

        The Kidd Metallurgical Division's production for the years ended December 31, 2003 and 2002 was as follows:

	2003	2002
	(tonnes)
Zinc refinery output	94,700	145,300
Copper output (cathode and spent anode)	132,400	146,500
Blister copper	131,400	144,100
Sulphuric acid	472,100	584,200

        In 2003, the copper smelter's operating rate was 93.3% compared to 94.3% in 2002 due to start-up problems following the plant's scheduled maintenance shutdown, the province-wide power outage in August 2003, and other equipment failures. The smelter also underwent a four-week maintenance shutdown in 2003 after a record 22-month campaign. Consequently, copper smelter feed throughput volumes, blister copper output and copper cathode production were negatively affected. Zinc cathode and metal production were lower due to the 13-week summer shutdown as well as a cell house contamination event in the fourth quarter. Sulphuric acid production in 2003 was less than the volume produced in 2002.

Falcondo

        The Corporation owns 85.26% of the outstanding shares of Falcondo. Of the balance, the Government of the Dominican Republic owns approximately 10%, Redstone Resources Inc. owns approximately 4.1% and various individuals own the remainder. Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

  Properties and Mines

        Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's mining concession covers approximately 21,830 hectares. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

        Mining at Falcondo is carried out from the surface using bulldozers, loaders and trucks. Falcondo's total mine production for the year ended December 31, 2003, as obtained through a metallurgical balance calculation, was 3,815,600 tonnes of ore at an average nickel grade of 1.19%.

  Mineral Reserves and Mineral Resources

        Falcondo's mineral reserves and mineral resources as at December 31, 2002 and December 31, 2003 were as follows:

			Changes in 2003 (tonnes)
	December 31, 2002				December 31, 2003
Category				Revisions/ discoveries
	Tonnes	Nickel	Production		Tonnes	Nickel
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves[1]
Proven	52,484	1.19	(3,816)	603	49,271	1.19
Probable	11,636	0.96	—	20	11,656	1.16

Total	64,120	1.15	(3,816)	623	60,927	1.18

Mineral Resources (in addition to Mineral Reserves)
Indicated	13,840	1.53	—	—	13,840	1.53
Inferred	6,400	1.41	—	—	6,400	1.40

Note:

1
The mineral reserves showed a total decrease of 3.2 million tonnes after production of 3.8 million tonnes in 2003. The decrease is due to mining which was partly offset by the discovery of 600,000 tonnes in previously undrilled areas in the Caribe and Larga deposits.

        At planned operating rates, mineral reserves at Falcondo are equal to approximately 18 years of production, not including 13.8 million tonnes of indicated resources and 6.4 million tonnes of inferred resources that are in large part anticipated to be converted into reserves.

  Milling, Smelting, Refining and Marketing

        The ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities which have a capacity of approximately 29,000 tonnes of nickel contained in ferronickel per year. The facilities include a metallurgical treatment plant, a crude oil processor and a 200 megawatt thermal power plant. In 2003, Falcondo sold a small amount of excess power produced at the power plant through the national electricity grid. Falcondo has dock facilities and a crude oil tank farm at the port of Haina (near Santo Domingo) and a 70-kilometre crude oil pipeline from the port to its mineral processing facilities. Falcondo's production of nickel in ferronickel for the two years ended December 31, 2003 and 2002 was 27,227 tonnes and 23,303 tonnes, respectively.

        Marketing and sales of ferronickel produced at Falcondo are conducted through Falconbridge U.S., Inc., Falconbridge Europe S.A. and Falconbridge (Japan) Ltd.

Collahuasi

  Participants

        Falconbridge and Anglo American Plc each own a 44% interest in Collahuasi. A Japanese consortium of Mitsui and Co., Nippon Mining and Metals Co. and Mitsui Mining and Smelting Co. holds the remaining 12% interest.

        Capital expenditures of $l,792 million were required to bring the Collahuasi operation into commercial production. Total capital requirements incurred at Collahuasi, including working capital, were approximately $1,870 million. These expenditures were financed through a combination of third party debt and equity and subordinated loans from Collahuasi's shareholders.

  Property and Mines

        The Collahuasi property covers 446 exploitation concessions over 133,803 hectares and 147 exploration concessions over 57,600 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique. The Collahuasi operation sites are serviced by an airstrip and roads linking them to Calama and Iquique.

        The Collahuasi property contains two separate porphyry copper deposits known as Ujina and Rosario, each with important secondary enrichment zones, and the exotic copper deposit Huinquintipa located downstream from the Rosario deposit. In addition to the porphyry copper deposits, which have not been delineated at depth, the property contains high grade copper/silver vein systems at the adjacent deposit of La Grande.

        The Collahuasi facilities include a 60,000 tonne per day concentrator at Ujina, a copper oxide leaching plant, an oxide solvent extraction/electrowinning plant, a SAG mill pebble crushing plant, a concentrate pipeline, dewatering plant and port at Punta Patache, 65 kilometres south of Iquique, and other project infrastructure. Production is expected to average 350,000 tonnes per year of copper in concentrate and 50,000 tonnes per year of copper cathode during the initial 10 years of mine life. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company, which has constructed a 150 megawatt coal-fired generating station at Punta Patache and 180 kilometres of high voltage transmission lines to the Ujina site.

        The Collahuasi property is located in a high altitude desert area, or Altiplano, 4,300 metres above sea level. Collahuasi holds licences which permit it to extract and use the 850 litres of water per second required for production from two nearby subterranean reservoirs at Coposa and Michincha.

  Mining, Milling and Processing

        Commercial production at the Collahuasi operation began in 1999.

        During 2003, 145.9 million tonnes of raw material was mined, 24.4 million tonnes of ore was milled at the concentrator and 6.4 million tonnes of ore was processed at the copper oxide leaching plant. Falconbridge's share of the copper produced by Collahuasi during 2003 was 27,895 tonnes of cathode copper and 140,683 payable tonnes of copper in concentrate.

        In 2001, a bankable feasibility study relating to the transfer in 2004 of mining activities from the Ujina orebody to the Rosario orebody and the expansion of the concentrator milling capacity to 110,000 tonnes per day was completed. The transition to Rosario includes the construction of an overland conveyor to transport sulphide ore to the concentrator. A final decision on the expansion of the concentrator was made and detailed engineering commenced in May 2002. Construction activities at the site and prestripping at the Rosario pit began in 2002. The Rosario infrastructure facilities, including offices, maintenance workshop and dewatering pumps, were completed in 2002. Overall the project advanced approximately 77% by the end of 2003, with completion targeted for June 2004. Total capital expenditures associated with the transition and the concentrator expansion project were estimated to be $654 million, with Falconbridge's 44% share of this cost totalling $288 million.

  Mineral Reserves and Mineral Resources1

        Collahuasi's mineral reserves and mineral resources as at December 31, 2002 and December 31, 2003 were as follows:

			Changes in 2003 (tonnes)
	December 31, 2002				December 31, 2003
Category				Revisions/ discoveries
	Tonnes	Copper	Production		Tonnes	Copper
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves[2]
Proven	310,254	1.02	(23,942)	(32,166)	254,146	1.01
Probable	1,528,494	0.90	(6,753)	32,334	1,554,075	0.90

Tota1[2]	1,838,748	0.92	(30,695)	168	1,808,221	0.91

Mineral Resources (in addition to Mineral Reserves)
Measured	48,205	0.57	—	(103)	48,102	0.57
Indicated	429,766	0.63	—	(202)	429,564	0.63

Total	477,971	0.63	—	(305)	477,666	0.63

Inferred	1,840,000	0.72	—	—	1,840,000	0.72

Notes:

1
The mineral reserves and resources at Collahuasi are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to the definitions adopted by National Instrument 43-101.

2
The decrease in mineral reserves in 2003 is due to annual mine production.

        At planned operating rates, mineral reserves at Collahuasi are equal to approximately 40 years of production, not including substantial measured and indicated mineral resources of 478 million tonnes and 1.8 billion tonnes of inferred resources.

Lomas Bayas

        In 2001, Falconbridge acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited for a cash payment of Cdn.$100.7 million (U.S.$66 million). Falconbridge will also pay $15 million if it exercises its right to retain the Fortuna de Cobre deposit before the fifth anniversary of closing.

Property and Mines

        The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,217 hectares. Falconbridge also holds 25 exploitation concessions and one exploitation concession application covering approximately 4,387 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit, as well as 51 exploration concessions covering an area around the Fortuna de Cobre deposit.

        The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres northeast of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

  Mining and Processing

        Lomas Bayas currently operates one open pit mine. Heap leach grade ore is crushed and then placed on leach pads by a series of portable conveyors and a stacking system. Lower grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under long-term contracts with a local electricity supplier.

        In 2003, Lomas Bayas mined 31 million tonnes of ore from which 60,427 tonnes of copper cathode were produced. The Lomas Bayas cathode production achieved registration at the London Metal Exchange and at the New York Commodity Exchange during 2003. This is expected to result in higher premiums on copper sales.

  Mineral Reserves and Mineral Resources

        Lomas Bayas' mineral reserves and mineral resources as at December 31, 2002 and December 31, 2003 were as follows:

			Changes in 2003 (tonnes)
	December 31, 2002				December 31, 2003
Category				Revisions/ discoveries
	Tonnes	Copper	Production		Tonnes	Copper
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves[1]
Proven	77,914	0.37	(16,852)	(6,302)	54,760	0.40
Probable	319,435	0.31	(13,524)	3,260	309,171	0.33

Total	397,349	0.32	(30,376)	(3,042)	363,931	0.34

Mineral Resources (in addition to Mineral Reserves)[2]
Measured	13,754	0.27	—	(8,100)	5,654	0.28
Indicated	157,607	0.27	—	89,291	246,898	0.27

Total	171,361	0.27	—	81,191	252,552	0.27

Inferred	73,400	0.28	(562)	(31,138)	41,700	0.32

Notes:

1
The mineral reserves decreased by 33.4 million tonnes due to mine production of 30.4 million tonnes and reserve adjustments of 3.0 million tonnes due to a revised reserve estimation based on additional drill information.

2
Mineral resources increased by 50.1 million tonnes due to the inclusion of more material into the revised resource model based on new drill information.

        At planned operating rates, mineral reserves at Lomas Bayas are equal to approximately 11 years of production.

Corporate

Exploration

        Exploration is conducted worldwide with the focus consisting of nickel and platinum group metals.

        The Falconbridge exploration group is organized around four activities:

  •
  exploration support for existing operations;

  •
  project and business development support;

  •
  worldwide "greenfield" exploration and project generation; and

  •
  technical support, technology and mineral reserve/resource estimation and reporting.

        The mandate of the exploration group for Falconbridge is to:

  •
  add mineral reserves at the existing operations;

  •
  add new low cost nickel and platinum group metal mineral reserves through exploration or acquisitions to enable Falconbridge to pursue profitable growth;

  •
  ensure that technological advances in exploration methodology are used to improve efficiency; and

  •
  conduct safe and environmentally responsible exploration.

        Exploration in support of existing operations in Canada is conducted from offices in Sudbury, Kidd Creek mine and from a field office at the Raglan site. Greenfield exploration in North America is conducted from an office in Laval, Quebec. International greenfield exploration is conducted from the Corporation's Toronto office and from offices in Brisbane, Australia, Belo Horizonte, Brazil and Pretoria, South Africa. Administration, accounting, legal and technical support is provided from the Toronto corporate office.

        At December 31, 2003, Falconbridge had a permanent exploration staff of 62, including 51 geologists and geophysicists.

        Falconbridge's exploration expenditures, excluding capitalized expenditures, for the years ended December 31, 2003 and 2002 and its planned exploration expenditures for 2004 are as follows:

	2004	2003	2002
	(Planned)
	(US$ millions)
Support of core operations in Canada	15	13	12
Exploration projects in Canada	2	3	3
Exploration projects outside Canada	5	7	7

Total	22	23	22

  Sudbury Operations

        The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, the Corporation has large property holdings covering favourable geology of the Sudbury Igneous Complex.

        Exploration during 2003 has added to the mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1100 to 1600 metres. On March 11, 2004, the Corporation announced that it would proceed with an underground definition program at Nickel Rim South. The five-year, $368-million program commenced immediately with production expected to start in 2008. Once completed, a further $185 million will be required to bring the mine into production. After taking into account pre-production revenues of $141 million, the overall net capital cost is expected to be $413 million. Inferred resources at Nickel Rim South consist of 13.2 million tonnes grading 1.7% nickel, 3.5% copper, 0.04% cobalt, 0.8 grams per tonne gold, 1.9 grams per tonne platinum and 2.2 grams per tonne palladium. A decision on the bankable feasibility study for the exploration program will be taken in 2004.

        The Corporation spent $8.6 million in 2003 on exploration in support of the Sudbury Operations and plans to spend $9.1 million in 2004. In addition, diamond drilling and other exploration was carried out on certain of the Corporation's properties by option and joint venture partners, who also have exploration programs planned for 2004.

  Raglan

        The annual exploration program in 2003 resulted in the discovery of approximately 260,000 tonnes of mineral reserves at Zone 3. When added to mining gains of 200,000 tonnes, approximately half of the annual production of 869,000 tonnes was replaced. Total mineral resources were increased by 900,000 tonnes due to discoveries at Zones 2, 3, 5-8 Donaldson and Katinniq.

        The Corporation spent $5.9 million ($3.2 million after Quebec tax credits) in 2003 in support of the Raglan operation and plans to spend $7.3 million ($4.4 million after Quebec tax credits) in 2004.

  Kidd Creek Operations

        Exploration support for the Kidd Creek Operations focuses primarily within 10 kilometres of core infrastructure in Timmins. Regional airborne geophysical surveys aimed at generating and evaluating high quality electromagnetic targets were completed in 2003. Funding for the completion of three separate airborne surveys totalling over 23,000 line kilometres was obtained from a Province of Ontario geoscience initiative. Exploration agreements were signed with preferred junior partners to fund the follow-up of surveys at minimal cost to the Corporation.

        Ongoing exploration at the Kidd Creek mine is focused on targets near underground infrastructure identified through a re-compilation of all mine data using three-dimensional computer modelling technology. Funding is partially provided by the Kidd operating budget.

        The Corporation spent $700,000 on its Timmins region exploration program in 2003 and plans to spend approximately $300,000 in 2004. Regional exploration programs are supplemented by additional funds supplied through joint venture initiatives with other companies.

Greenfield Exploration

        Greenfield exploration activity for nickel sulphide and platinum group metals ("PGMs") extends worldwide. The preferred exploration target is a high-grade deposit with significant by-product credits. Joint venturing to spread risk and cost and to increase the level of focused activity is a continuing strategy. Falconbridge and Impala Platinum Holdings Limited have formed a strategic alliance to jointly explore for PGMs. Under the terms of this five-year agreement, Falconbridge will conduct grassroots exploration for new high quality PGM projects worldwide.

        Efficiencies continue to be realized by cost sharing arrangements with Noranda with respect to several offices. In addition to the exploration programs at the Corporation's current operations, exploration projects are in progress in Canada, Africa, Australia, Brazil and Norway.

Environment, Health and Safety

        The Falconbridge exploration group emphasizes safe and environmentally sensitive exploration practices. Falconbridge ensures that field crews are trained in safety practices for remote areas by providing specific field safety training courses. A new safety and environmental field handbook, applicable worldwide, was implemented during the year. In addition, Falconbridge is a founding partner of the Environmental Excellence in Exploration manual for best practices developed by the Prospectors and Developers Association of Canada. Falconbridge also practices a post-activity self audit system for any activities that disturb the environment such as trenching or drilling.

Koniambo Project, New Caledonia

        In 1998, Falconbridge entered into a joint venture agreement with Société Minière du Sud Pacifique S.A. and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of a 60,000 tonne per year nickel in ferronickel mining and smelting complex. The project is based on the Koniambo deposit located in the Northern Province of New Caledonia near the provincial capital of Kone. Falconbridge has a right to earn a 49% interest in the project.

        A work program leading to the production of a bankable feasibility study began in the fourth quarter of 1998. The pre-feasibility study was completed in August 2002. Further geological drilling was completed in early 2003 to allow classification of resources in the measured and indicated categories, and the creation of a block model and a resource estimate. A reserve estimate was prepared and a 25 year mine plan developed for inclusion in the bankable feasibility study. Work continued on preparation of an environmental impact assessment and it is expected to be completed with the bankable feasibility study. Planning commenced for preparation of applications for permits for construction and operation of the project. The bankable feasibility study commenced in September 2003, including a geotechnical investigation program at the Vavouto process plant site, port area and channel and Pouembout River water storage dam. The bankable feasibility study is scheduled to be completed by the third quarter of 2004. The financing plan is being developed in parallel and discussions with the French government to finalize the financing structure are continuing. In 2003, $28.6 million was spent on the study program, bringing the total expenditure to the end of the first quarter of 2004 to $135 million (including capitalized interest of $7 million). Total project cost through to the completion of the bankable feasibility study is expected to be $160 million.

Montcalm Project, Canada

        In July 2003, the Corporation's board of directors approved the Montcalm nickel project, located 70 kilometres northwest of Timmins, Ontario, subject to obtaining the necessary operating permits. The permits having been obtained, construction began in the fourth quarter of 2003.The net capital cost to develop the project after pre-production revenues is estimated at Cdn$100 million and includes Cdn$19 million for working capital. The mine is expected to reach commercial production at the end of the first quarter of 2005. The ore will be milled and concentrated at the Kidd Metallurgical Division, and will contribute up to 8,000 tonnes annually to nickel output from the Sudbury smelter.

  Mineral Reserves and Mineral Resources(1)

        Montcalm's mineral reserves and mineral resources as at December 31, 2002 and December 31, 2003 were as follows:

				Changes in 2003 (tonnes)
	December 31, 2002					December 31, 2003
Category					Revisions/ discoveries
	Tonnes	Nickel	Copper	Production		Tonnes	Nickel	Copper
	(000's)%		%	(000's)	(000's)	(000's)%		%
Mineral Reserves(1)
Proven	—	—	—	—	—	—	—	—
Probable	—	—	—	—	5,113	5,113	1.46	0.71

Total	—	—	—	—	5,113	5,113	1.46	0.71

Mineral Resources (in addition to Mineral Reserves)
Measured	2,930	1.38	0.68	—	(2,930)	0	—	—
Indicated	4,060	1.35	0.65	—	(4,060)	0	—	—

Total	6,990	1.36	0.66	—	(6,990)	0	—	—

Inferred	700	1.70	0.70	—	—	700	1.70	0.70

Note:

(1)
Probable mineral reserves totaling 5.1 million tonnes have been established from 7.0 million tonnes of mineral resources. Reserves are now disclosed following the decision to place the deposit into production.

        At planned operating rates, the mineral reserves at Montcalm are equal to approximately eight years of production.

Business Development

        The business development group assesses new business opportunities worldwide with the focus on nickel, platinum group metals and advanced copper projects.

Technology

  Exploration Technology

        Falconbridge participates in a number of exploration research projects designed to decrease the cost of mineral exploration. Projects cover the areas of geophysics, geology, geochemistry and remote sensing.

        The Corporation is involved in alliances to improve application of electromagnetic, magnetic and gravity surveys for both massive nickel deposits and massive copper-zinc deposits. The Corporation is participating in research to develop geochemical methods to detect orebodies through cover such as exists in the Abitibi belt in Ontario and Quebec. Innovative remote sensing techniques are aiding in the detection of nickel mineralization in the far north of Canada.

  Metallurgical Technology

        Falconbridge has metallurgical technology facilities at the Falconbridge Technology Centre in Sudbury and the Nikkelverk refinery. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to improve nickel, copper and cobalt products and to develop environmentally sustainable production technologies. The results are shared between the Corporation and Noranda.

        The primary focus at the Technology Centre is on developing new technologies for Falconbridge and Noranda in hydrometallurgy and pyrometallurgy for nickel laterites and nickel and copper sulphides. The majority of the technical support is provided to the Nickel business unit of Falconbridge. Other business units receive support on an as-needed basis. Pilot plant facilities for metallurgical testing are located at Sudbury and the Nikkelverk refinery. A financial structure is in place to fully recover the project costs incurred by an operating site or corporate entity directly according to the resources provided by Falconbridge and/or Noranda.

        Expenditures on research and process development for the years ended December 31, 2002 and 2003 were $8.2 million and $13.0, respectively.

Employees

        At December 31, 2003, Falconbridge employed 6,275 people, including 3,356 in Canada, 1,366 in the Dominican Republic, 509 in Norway, 407 at the Collahuasi operation in Chile (which is 44% of the total employees at Collahuasi), 496 at Lomas Bayas in Chile and 141 in other countries.

        Falconbridge is a party to collective agreements with unions representing employees at a number of its operations, as described below:

Operation	Employees Represented	Expiry Date
Sudbury Operations	Production and maintenance (National Automobile, Aerospace, Transportation and General Workers of Canada ("CAW"))	January 31, 2007
	Office, clerical and technical (United Steelworkers of America)	February 28, 2007
Kidd Metallurgical Division	Production and maintenance (CAW)	September 30, 2005
Raglan	Production and maintenance (Syndicat de Métallos (FTQ), United Steelworkers of America)	April 30, 2006
Nikkelverk	Substantially all groups	May 31, 2004
Falcondo	Production and maintenance	November 30, 2005
Collahuasi	Production	June 30, 2004
Lomas Bayas	Production (Operators)	June 1, 2006
	Supervisory, Technical, Professional, Administrative*	June 30, 2006
*
The Supervisory, Technical, Professional and Administrative employees at Lomas Bayas are not represented by a union but have historically acted collectively when renegotiating their individual contracts of employment.

        All other Falconbridge employees, including those at the Kidd Mining Division, are not represented by a union.

        Following a three-week strike in February 2004, the Corporation's employees, members of the Sudbury Mine, Mill and Smelter Workers Union Local 598 (CAW) ratified a new three-year collective agreement which expires on January 31, 2007. Two contracts will expire during the second quarter of 2004. In Norway, the trade unions negotiate a nation-wide collective agreement, which includes unionized workers at Nikkelverk. The current contract expires on May 31, 2004. In Chile, the current contract with unionized employees at Collahuasi will expire on June 30, 2004. There are 645 operators involved, representing 90% of operators and 67% of all employees.

PRINCIPAL PRODUCTS

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid.

        Production, consumption and inventory data relating to Falconbridge's principal products, end-uses of its products and the global markets for those products have been derived from a number of sources:

        Nickel:    Production, consumption and inventory statistics are based on Falconbridge estimates using available information.

        Stainless steel:    Production statistics are based on Falconbridge estimates using available information.

        Copper:    Production, consumption and inventory statistics are based on data published monthly by Brook Hunt.

        Zinc:    Production, consumption and inventory statistics are based on data published by the International Lead and Zinc Study Group.

        Average LME and Comex settlement prices for nickel, copper and zinc, and average prices for cobalt and other metals and products, are based on data published in Metal Bulletin or Metals Week.

        Although Falconbridge believes that the published data reported in this annual information form, and the other information that formed the basis of its estimated statistical data described above, is accurate, Falconbridge makes no representation as to the completeness, accuracy or currency of such information. In particular, although data concerning the metals and stainless steel markets in the CIS, the People's Republic of China and other Eastern Bloc countries have become more readily available in recent years, historical statistics in those markets tend to be less complete and, as a result, estimates based thereon are susceptible to variation. Statistics for 2003 and estimates for 2004 contained in this annual information form are based on information available as at May 10, 2004.

Nickel

        Nickel is a metal with characteristics of corrosion resistance, high strength over a wide range of temperatures and high ductility. The principal uses for nickel are stainless steel, nickel-based alloys, electroplating, low alloy steel, foundry products and copper-based alloys, as well as miscellaneous uses such as batteries and catalysts.

        Falconbridge sells a wide range of nickel products, which satisfy almost all end-uses. Falconbridge produces a number of high purity forms of nickel at its Nikkelverk refinery, including full plate cathode, cut cathode, SUPERELECTRO™, crowns, D-crowns, microcrowns and D-microcrowns. It also produces a ferronickel cone product at Falcondo.

        In 2003, Falconbridge sold nickel and ferronickel to customers in 31 countries. The largest markets for these products are Western Europe, Asia/Pacific and the United States, which in 2003 accounted for 49%, 27% and 23%, respectively, of Falconbridge's total nickel deliveries.

        There were 33 refined nickel producers of a significant size worldwide in 2003. RAO Norilsk Nickel and Inco Limited were the first and second largest producers, respectively in 2003. Falconbridge believes that it was the third largest, accounting for approximately 9% of refined nickel production. Other major primary producers are Sté Eramet-SLN, Billiton Plc, WMC Limited, Sumitomo Metal Mining Co. Limited, OM Group Inc., Pacific Metals Company Limited, and Jinchuan Group Limited. Falconbridge believes that it was the third largest integrated producer of ferronickel in the world in 2003, after Sté Eramet-SLN and Billiton Plc.

        In 2003, the price of nickel grew from a low of $3.27 per pound at the start of 2003 to $7.55 per pound by year end. Supply-side fundamentals were the main driver behind this run-up, complemented by the very strong demand for metals from China. In 2003, world production of nickel grew by only 2.6%, less than the growth seen in 2002. The first half of the year saw a number of disruptions at producers. This was followed by a three-month strike at Inco's Sudbury operation, which removed approximately 30,000 tonnes of nickel from the market in the second half of the year. These losses were more than offset by the release by Norilsk of 60,000 tonnes of metal from its stockpile held as collateral as part of a loan agreement. The year ended with more announcements related to production losses. At the same time, consumption of nickel grew 6.8% with one-third of the growth coming from China alone. Stainless steel production exceeded expectations, being more or less level with last year, at above trend growth of 8.4%. The first half of the year was particularly strong, as mills in all of the market areas, excepting the United States, produced at record levels. The second half of the year was not as strong, as the delay in the global economic recovery meant weak demand for stainless steel in the United States and Europe for the balance of the year. Growth in the availability of global external scrap kept pace with the growth in stainless steel production with the net effect that stainless steel scrap availability remained tight. In the non-stainless steel sectors, electronic alloys and batteries showed some signs of recovery, but both the aerospace and land based gas turbine markets remained in the doldrums. When factoring in the Inco strike, the nickel market deficit increased to 56,000 tonnes. However, the release by Norilsk of the entire 60,000 tonnes of nickel held as collateral as part of a loan agreement more than offset the deficit creating an implied surplus of 4,000 tonnes for 2003.

        World nickel production, consumption and the resulting supply-demand balance for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002(1)	2001(1)
	(thousands of tonnes)
World refined nickel production	1,215	1,184	1,145
Less world refined nickel consumption	1,271	1,190	1,129

Surplus (deficit)	(56)	(6)	16

Note:

(1)
Information received after the date of Falconbridge's 2002 Annual Information Form resulted in changes to these figures.

        The nickel market is forecast to continue in a deficit position in 2004. Given the industry consensus of higher than average nickel prices for the next couple of years, nickel producers are trying to maximize output levels with a number of new small sulphide projects feeding the higher output levels. The result is an expected increase in refined nickel production for 2004. With the recovery in industrial production now predicted to take place in 2004, stainless steel production, which is strongly correlated to industrial production, will continue to experience above trend growth, but the austenitic ratio (nickel-bearing stainless steel) is expected to weaken, as higher nickel prices push some mills to put more focus on ferritic grade stainless steel and/or grades with lower nickel content. Demand from the non-stainless steel sector is expected to grow by 3% in 2004 due to improved economic performance.

        Falconbridge's production and purchases, sales of nickel in all forms, and the changes in Falconbridge's inventory of nickel for the years ended December 31, 2003, 2002 and 2001, were as follows:

	2003	2002	2001
	(thousands of tonnes)
Production and purchases	104.8	92.3	89.8
Sales	106.3	92.8	89.8

Increase (decrease) in inventory	(1.5)	(0.5)	0.0

Closing inventory	9.9	11.4	11.9

        In the nickel market, the LME settlement price is the benchmark for negotiating with customers. Premiums above the LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and current availability of the desired product. The highest premiums are generally secured from the plating industry for Falconbridge crown products. While the LME settlement price is a reference price when negotiating ferronickel prices, the availability of external scrap and the value of iron credits also impact the outcome of price negotiations.

        The average LME settlement prices and the average prices realized by Falconbridge for nickel for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Average nickel prices
	2003	2002	2001
	(U.S.$ per pound)
Average LME settlement price	4.37	3.07	2.70
Average price realized by Falconbridge:
Nickel	4.40	3.14	2.79
Ferronickel	4.20	3.16	2.85

        The LME settlement price for nickel on December 31, 2003 was $7.55 per pound.

Copper

        Copper is utilized in a number of major industry sectors, including building, construction, electrical and electronics, industrial machinery, transportation and consumer products. The primary use of copper is for electrical and electronic applications across all industry sectors because of copper's excellent electrical conductivity, durability, malleability and resistance to corrosion.

        Falconbridge is not a major supplier of copper, accounting for less than 2% of total World refined production in 2003. The Kidd Metallurgical Division's copper production is marketed and sold throughout the world by Noranda. In Europe, all of the copper cathode produced at the Nikkelverk refinery is marketed and sold by Falconbridge. In Chile, Falconbridge operates the 100% owned Lomas Bayas copper mine, and has a 44% equity interest in the Collahuasi copper operation. Lomas Bayas contributed 60,427 tonnes of refined copper cathode for 2003. Total 2003 production at Collahuasi was 383,132 tonnes of contained copper, mainly in the form of concentrate, which is sold by Collahuasi's marketing department. Falconbridge's proportionate share of this production was approximately 168,579 tonnes.

        Approximately 45% of Falconbridge's 2003 combined refined copper and copper in concentrate sales were to customers in North America, 34% to customers in Europe and the balance to customers in Japan, Taiwan and South America.

        World refined copper production and consumption and the resulting supply/demand balance for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003(1)	2002(2)	2001(2)
	(thousands of tonnes)
World refined copper production	15,260	15,338	15,649
Less world refined copper consumption	15,633	15,009	14,874

Surplus (deficit)	(373)	329	775

Notes:

(1)
Statistical information on copper is published monthly by Brook Hunt.
(2)
Information received after the date of Falconbridge's 2002 Annual Information Form resulted in changes to these figures.

        The copper market underwent a significant change during 2003, moving from a sizable surplus position early in the year to a substantial deficit by year-end. This change has been brought about by a combination of two factors: supply side discipline on the part of producers and strong demand for copper from China. Given these improved fundamentals, the copper price increased by 51% from $0.69 per pound at the end of 2002 to $1.05 per pound by year end. The year 2003 began with 685,000 tonnes of mine capacity sitting idle, as producers carried cutbacks forward from 2002. During the third quarter, the restart of two operations brought 125,000 tonnes of capacity back on stream.    Despite the curbs to production, mine output increased slightly in 2003 mainly due to the completion of expansion projects. Notwithstanding, the concentrate market remained in a significant deficit for the year. In 2003, refined metal production fell for a second year in a row, as a result of lower availability of concentrates and a shortage of scrap.

        Production cutbacks implemented by producers in 2002 continued in 2003. Codelco, the world's largest copper producer, stockpiled 200,000 tonnes of copper cathode in 2003. The year 2003 also saw a turnaround in net East-West trade, with the Eastern Bloc becoming net importers of refined copper. Chinese consumption grew at close to 20% year over year, making China the leading copper consuming country. Demand is estimated to have exceeded 3 million tonnes in 2003 and imports were over 1 million tonnes.

        The underlying supporting factor of the copper market in 2003 was restrained supply rather than physical demand. Copper demand remained weak in the Western World in 2003, declining by 0.5%. The United States market was particularly slow in the first half of 2003, and while the economy recovered in the second half, the benefits only filtered down to the copper sector in the fourth quarter. European demand was slightly stronger in the first half of the year, but remained subdued for the second half of 2003, as manufacturing activity weakened and the strong euro hampered exports. The strongest demand growth occurred in Asia (excluding China), which experienced growth of 2.4%. Chinese consumption grew at over 20% year over year, making China the leading copper consuming country in the world, and, for the first time a net importer of refined copper. Demand is estimated to have exceeded three million tonnes in 2003 and imports were over one million tonnes.

        In 2004, the copper deficit is expected to increase, as World consumption is forecast to grow by over 6%. Refined copper demand is expected to be strong in all market areas, and while China is not expected to maintain the demand rates of 2003, consumption growth is forecast to be above 10%. Production of both concentrate and cathode is expected to increase, but should be outpaced by consumption. Most of the increased production will come from mine re-starts and continued ramp-up of brownfield expansions and of recently commissioned greenfield capacity. There is only one greenfield mine project of significance expected to commence production in 2004. The cathode inventories stockpiled by Codelco, will also be entering this market, as the company gradually releases them now that exchange inventories have fallen below its 800,000 tonne threshold.

        Falconbridge's copper is sold on the basis of the Comex High Grade settlement price in North America and the LME Grade A settlement price in Europe and the Far East. The average Comex High Grade and LME Grade A settlement prices and the average prices realized by Falconbridge for copper for the years ended December 31, 2003, 2002 and 2001, were as follows:

	Average copper prices
	2003	2002	2001
	(U.S.$ per pound)
Average Comex High Grade settlement price	0.81	0.72	0.73
Average LME Grade A settlement price	0.81	0.71	0.72
Average price realized by Falconbridge	0.82	0.72	0.70

        The Comex High Grade and LME Grade A settlement prices for copper on December 31, 2003 were $1.04 and $1.05 per pound, respectively.

Zinc

        Zinc, like copper, is used in a wide range of industries. Its major use, accounting for approximately 47% of total World consumption, is for galvanizing steel, which is sold to the automobile and construction industries. Galvanizing consists of coating steel with zinc to protect the steel from corrosion. Other applications include the production of die cast alloys used to manufacture precision machine parts, brass alloys used to manufacture a wide range of industrial parts and household hardware, chemicals and zinc dusts used in the manufacture of pigments and rubber tires.

        Falconbridge is not a major supplier of zinc, accounting for approximately 1% of total World refined production in 2003. In 2003, Falconbridge sold 100% of its zinc production in North America. Falconbridge's zinc production is marketed and sold by Noranda.

        World refined zinc production and consumption and the resulting supply/demand balance for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003(1)	2002(2)	2001(2)
	(thousands of tonnes)
World refined zinc production	9,849	9,712	9,268
Sales from U.S. Defence Logistics Agency	7	3	23

Total World refined zinc supply	9,856	9,715	9,291
Less World refined zinc consumption	9,599	9,369	8,919

Surplus (deficit)	257	346	372

Notes:

(1)
Statistical information on zinc is published monthly by the International Lead Zinc Study Group.
(2)
Information received after the date of the Corporation's 2002 Annual Information Form resulted in changes to these figures from those appearing in the 2002 Annual Information Form.

        The zinc market in 2003 remained in a position of surplus, as world demand grew by only 2.5%, half the growth seen in the previous year. China was the driving force behind demand with end-use consumption of 8.5%. At the same time, Western World demand remained weak through the year, growing less than 1%. Stocks of galvanized steel rose in the United States and Europe, as output exceeded weak demand from the construction and automotive sectors. Asian demand improved as rising automotive demand offset a downturn in construction. Excluding China, the Asian market posted strong demand growth of 3%. World smelter production increased to 9.8 million tonnes in 2003. Most of the increase came from China. Western World refined production remained unchanged in 2003, as closures in Europe offset increases in Namibia, India and South Korea. As a result, zinc stocks remained high for the year.

        For 2004, the zinc market is expected to move into a period of deficits and zinc stocks are expected to decline as a result. With economic recovery forecast for 2004, the prospects for the galvanizing industry are favourable and global zinc consumption is forecast to increase by over 3%, while smelter production is forecast to decline slightly.

        Falconbridge's zinc is sold on the basis of the LME Special High Grade settlement price. The average LME Special High Grade settlement prices and the average prices realized by Falconbridge for zinc for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Average zinc prices
	2003	2002	2001
	(U.S.$ per pound)
Average LME Special High Grade settlement price	0.38	0.35	0.40
Average price realized by Falconbridge	0.41	0.39	0.44

        The LME Special High Grade settlement price for zinc on December 31, 2003 was $0.46 per pound.

Cobalt

        Cobalt is a metal used in the production of high temperature and wear-resistant alloys, in magnetic alloys and as the binder in diamond tools and tungsten carbide. It is also used in various chemicals for the production of catalysts, pigments, batteries and other miscellaneous products.

        Falconbridge markets and sells its cobalt production principally in the United States, Europe and Japan.

        The cobalt market began 2003 at historically low price levels due to continued over supply and weakness in the key superalloy sector. However, unsustainable prices in the $6.00 per pound range prompted restructurings at producers, bankruptcies and changes to business practices. This has led the way to improved supply fundamentals, while demand for cobalt strengthened. The year ended with a supply deficit.

        For 2004, cobalt is expected to remain in a deficit position in spite of the potential to reactivate idle production capacity and production increases. Demand for cobalt should be much stronger than previously anticipated. This demand growth is primarily being powered from the lithium-ion battery sector. Imports into Japan of cobalt oxide are a good barometer of this growth, as Japan is the world's leading producer of lithium-ion batteries. On an annualized basis, imports were up about 44% in 2003.

        The Metal Bulletin average prices, 99.8% low and 99.3% low (which are important as the industry reference prices), and the average prices realized by Falconbridge for cobalt for the years ended December 31, 2003, 2002 and 2001, were as follows:

	Average cobalt prices
	2003	2002	2001
	(U.S.$ per pound)
Metal Bulletin average price (99.8% low)	10.30	6.96	10.31
Metal Bulletin average price (99.3% low)	8.94	6.76	9.29
Average price realized by Falconbridge	9.42	7.02	9.66

        The Metal Bulletin average prices, 99.8% low and 99.3% low, for cobalt on December 31, 2003 were $21.50 and $20.00 per pound, respectively.

Other Metals and Products

        Other metals and products produced and sold by Falconbridge include silver, gold, platinum group metals, cadmium, indium and sulphuric acid.

        Falconbridge's Nikkelverk refinery treats the silver, gold and platinum group metals contained in the matte produced by the Sudbury Operations and in the custom feed from other sources. The annual revenues from sales of the silver, gold and platinum group metals produced at the Nikkelverk refinery for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
	(U.S.$ thousands)
Sudbury ore	36,043	26,397	42,120
Raglan ore	26,367	24,737	58,672
Custom feed and purchased metal	24,370	23,466	22,979

Total	86,780	74,600	123,771

        In addition in 2003, the Kidd Metallurgical Division produced anode slimes containing 5.4 million ounces of silver, which are toll refined by Noranda or other companies and returned or sold in the open market.

        Cadmium is a minor metal with a wide range of applications. Its major use, accounting for over 70% of total world consumption, is in the production of nickel cadmium batteries. Other uses include the manufacture of paint pigments, coatings, plastics and alloys.

        Another minor metal, indium, is recovered from the smelter dust at the Kidd Metallurgical Division. Indium's end uses include consumer electronics such as flat bed display devices and semiconductors, window glass coatings, windshield coatings for cars and aircraft, and bearings.

        Sulphuric acid is used in the manufacture of fertilizer, synthetic fibres, pigments, explosives, plastics, rubber and catalysts. Sulphur dioxide gas is a by-product of Falconbridge's smelting and refining operations. Most of the sulphur dioxide gas produced at the Corporation's Canadian smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with limits on the quantity of sulphur dioxide which can be emitted from Falconbridge's smelters and refineries (See "Environment, Safety and Health — Environment — Air, Water and Soil Quality"). The Corporation's Canadian sulphuric acid production accounts for approximately 90% of Falconbridge's total production and is purchased for resale in North America by a subsidiary of Noranda. The balance of Falconbridge's sulphuric acid production is from the Nikkelverk refinery and is sold in Europe.

Sales Volumes, Average Prices and Revenue

        Falconbridge's sales volumes by product (including purchased material) for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Nickel (tonnes)	79,131	71,327	65,269
Ferronickel (tonnes)	27,133	21,446	24,572
Copper
— metal (tonnes)	259,380	270,831	204,548
— metal in concentrate (tonnes)	134,426	142,028	154,382
Zinc
— metal (tonnes)	98,628	145,411	141,671
— metal in concentrate (tonnes)	11,964	3,007	—
Cobalt (tonnes)	3,401	2,932	2,316
Gold (ounces)	155,919	50,311	42,331
Silver (thousand ounces)	5,725	4,490	3,611
Platinum (ounces)	52,175	47,112	54,126
Palladium (ounces)	166,234	97,434	142,859
Rhodium (ounces)	7,443	5,942	5,760
Cadmium (tonnes)	349	493	523
Indium (ounces)	328,403	880,878	153,747
Sulphuric acid (tonnes)	859,269	972,325	851,407

        The average prices, by product, and the average exchange rates realized by Falconbridge for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
	(U.S.$ per pound, unless otherwise indicated)
Nickel	4.40	3.14	2.79
Ferronickel	4.20	3.16	2.85
Copper metal	0.82	0.72	0.70
Zinc metal	0.41	0.39	0.44
Cobalt	9.42	7.02	9.66
Gold (per ounce)	369	312	276
Silver (per ounce)	4.80	4.61	4.39
Platinum (per ounce)	682	526	530
Palladium (per ounce)	196	338	552
Rhodium (per ounce)	497	791	1,341
Cadmium	0.39	0.23	0.10
Indium (per ounce)	4.29	2.43	2.68
Average exchange rate realized U.S.$1.00 = Cdn.$	n/a	1.56	1.52

        The revenues by product received by Falconbridge for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Year ended December 31,
	2003 Amount	%	2002 Amount	%	2001 Amount	%
	($ millions)		($ millions)		($ millions)
Nickel	768	37	494	32	413	30
Ferronickel	252	12	149	10	154	11
Copper	692	33	618	41	514	37
Zinc	100	5	125	8	138	10
Cobalt	71	3	45	3	50	4
Palladium	35	2	33	2	80	6
Other[1]	167	8	61	4	36	2

Total	2,083	100	1,525	100	1,385	100

Note:

1
Includes gold, silver, platinum, rhodium, cadmium, indium and sulphuric acid.

        Nickel in all forms and copper represented 49% and 33%, respectively, of total revenues for the year ended December 31, 2003.

  Sulphuric Acid Investigation

        The United States Department of Justice convened a grand jury in 1999 to investigate possible criminal antitrust violations by Falconbridge, Noranda and other sulphuric acid producers in the United States. To the Corporation's knowledge, no decision has been made by the Department of Justice as to whether it will bring charges or close the investigation. Falconbridge denies having committed any such violations and has asserted that its actions relating to the sale of sulphuric acid during the period in question were lawful.

ENVIRONMENT, HEALTH AND SAFETY

        The mining and mineral processing operations of Falconbridge are subject to extensive government regulations relating to the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling and disposal, mine reclamation and closure, and occupational safety and health. In addition to mandated environmental safeguards, Falconbridge has many initiatives to improve both the internal and external environment, such as health research, auditing and risk management programs.

        In 2003, the Falconbridge and Noranda environment, health and safety functions were further combined, which the Corporation believes provides positive benefits to environmental, health and safety programs for Falconbridge. Best practices from both corporations are being applied in the areas of environmental management, assurance programs, safety performance, industrial hygiene and occupational health, among other pertinent aspects. Designated environment, health and safety ("EHS") representatives from each of the four Noranda/Falconbridge business units assist in implementing corporate-wide EHS programs throughout all operations. This management framework not only provides open communication among all business units, but is designed to ensure that EHS issues are managed effectively.

Environment

  Corporate Policies and Practices

        Falconbridge has in place a comprehensive environmental management system consisting of a sustainable development policy, codes of practice, audits, job descriptions and procedures, roles and responsibilities, employee training, public and employee reporting, emergency prevention and response, risk management and community awareness. Falconbridge has developed a Risk Management Guideline and is implementing a Risk Management Program at all business units.

        In 2003, the board of directors of the Corporation and of Noranda endorsed an EHS and sustainable development operating manual. This reference guide assists corporate, site, project managers and EHS professionals to implement the elements of the Noranda Inc./Falconbridge Limited Sustainable Development Policy.

        Falconbridge's objective is to meet or surpass environmental standards set by relevant legislation, through the application of innovative and technically-proven economic measures in advance of prescribed deadlines. In addition, Falconbridge incurs substantial waste removal and site restoration costs on an ongoing basis, which it believes will minimize future liabilities for site closure.

        Falconbridge has adopted the ISO14001 Environmental Management System standard and is currently implementing the ISO standard into existing environmental management systems at each of its operations. To date, Falcondo, Nikkelverk, Kidd Mine, Raglan and Collahuasi have received ISO14001 certification.

        The Corporation, jointly with Noranda, produces an annual sustainable development report which reports on the Corporation's initiatives toward sustainable development and the accomplishments made to date.

  Environmental Improvements

        At Kidd Metallurgical Division a new 2.1 kilometre containment berm was built in 2003 to collect and contain jarosite seepage which had migrated outside the property and into the adjacent Three Nations Creek. Areas outside the containment area with elevated concentrations of zinc were removed. In addition, a new diversion system now routes clean run-off away from the containment area and into the Three Nations Creek. Additional work is ongoing.

        Traditional water treatment methods at Kidd Mining Division were insufficient to control high water flow and low zinc levels in the spring of 2003. A successful water treatment method was found to address the low zinc levels, however in-house testing has suggested a more cost effective and long term solution. Further testing will continue into 2004 and 2005.

        The Nikkelverk refinery completed a fjord capping project in 2003. Historic industrial activities at the Norwegian port of Kristiansand resulted in metal-laden sediments on the floor of the fjord. Fresh sand from a nearby tunnel construction site and a concrete madras were used to cap the ocean floor and contain the sediments.

        Emissions improvement projects were initiated in 2003 at Falcondo, in the Dominican Republic. Construction on a new bag-house has begun, due to increased strains on the existing dust-control system serving the electric furnace. The facility has also partnered with a technology firm to identify options to reduce the stack plume at the processing plant, where small carbon particles presently elude conventional scrubbers.

  Site Remediation and Rehabilitation

        Rehabilitation programs are continuing at all operations, including reforestation at Falcondo and rehabilitation at the Sudbury Operations. Rehabilitation research and development programs to reduce costs and to ensure closure effectiveness are being pursued. Falconbridge incurs substantial site restoration costs annually, which it believes will reduce future restoration costs. These include tailings and land reclamation, revegetation, decommissioning and demolition of plant and buildings, and waste management. Based on currently available information, preliminary closure plans, currently applicable regulations, planned annual spending on site restoration, and the remaining life of Falconbridge's mineral reserves, Falconbridge believes that its site restoration costs will be manageable and will not have a material adverse impact on its earnings or competitive position.

        Exploration properties across Canada continue to be rehabilitated and restoration continues at the Nickel Rim property. The Errington West property in Sudbury was rehabilitated in 2003. The Manibridge site in Manitoba and the Cam Chib site near Timmins are the subject of study with rehabilitation work planned for 2004. The Marbridge site in Quebec which was rehabilitated in 2002 will continue to be monitored through 2004 and 2005.

        The total liability for future site restoration costs in relation to Falconbridge's worldwide operations, which will be incurred primarily after the cessation of operations, is estimated to be $174 million at December 31, 2003. This estimate is based on information currently available, including preliminary closure plans and alternatives, applicable regulations, planned spending on site restoration and the remaining life of Falconbridge's mineral reserves. At December 31, 2003, Falconbridge had provided for $82 million, in addition to ongoing capital and operating expenditures. The remaining balance will be accrued and expensed over the remaining lives of the operations.

        In view of the uncertainties concerning future removal and site restoration costs, the ultimate costs to Falconbridge could differ materially from the amounts estimated by Falconbridge. Falconbridge's estimate for the future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively in the financial statements as a change in an accounting estimate.

  Air, Water and Soil Quality

        In April 2002, approximately 2,300 barrels of crude oil was spilled from the Falcondo oil pipeline in the Dominican Republic as a result of a pipeline rupture. Prompt and efficient cleanup of the affected waterways, vegetation and land, in accordance with an order from the Dominican Department of Environment and Natural Resources, resulted in the collection of over 95% of the spilled oil. A full analysis was conducted on the integrity, operating and maintenance protocols and safe operating procedures of the Falcondo pipeline, and corrective actions were identified. A number of upgrades to the oil pipeline to reduce the possibility of a rupture re-occurrence have been completed, or are planned. These include installation of a liner in the section of the pipeline which crosses the Haina River to prevent corrosion and leaks and installation of a leak-detection system using pressure control valves, flow meters and remotely controlled valves.

        At the Raglan mine site runoff and tailings water discharge that is collected in a holding pond, treated and then released to the environment continues to exceed toxicity limits. The closing of the zero process water discharge recycling loop has reduced the frequency of toxicity events. The Corporation has developed an action plan to address the issue and is working with both the federal and provincial governments on a timeline for a solution.

        The Corporation was charged with two offences under the Ontario Environmental Protection Act relating to an alleged sulphur dioxide ground level excursion at the Sudbury Smelter in June 2000. The trial proceeded from June 18 to 20, 2003 and arguments will be heard in May 2004. A charge laid in March 2003 against the Corporation under the Ontario Water Resources Act in relation to an alleged zinc discharge into Three Nations Creek at Kidd Metallurgical Division was withdrawn later in 2003.

        The Sudbury Smelter continues to maintain its sulphur dioxide emissions to levels substantially below the limits established under the Province of Ontario's Countdown Acid Rain Program Regulation. Sulphur dioxide emissions at the Falconbridge smelter were 27,133 tonnes in 2003, below the provincially regulated limit of 100,000 tonnes per year.

        In February 2002, the Sudbury Smelter was issued a new sulphur dioxide control order effective December 31, 2006 limiting annual emissions to 66 kilotonnes from the current limit of 100 kilotonnes. Hourly ground level concentrations have been limited to 0.34 ppm for sulphur dioxide emissions as of April 1, 2002.

        To further reduce emissions, a continuing program of higher degrees of concentrate roasting in smelting is in place at the Sudbury Smelter. The substantial decrease in sulphur dioxide emissions at the Falconbridge smelter is illustrated in the following table:

	Kilotonnes of sulphur dioxide per year
Year			Tonnes of sulphur dioxide per tonne of nickel produced
	Emissions	Permitted limit
1970	340.0	340	7.88
1980	123.0	154	4.04
1990	70.0	154	1.86
2000	27.7	100	0.58
2001	29.6	100	0.54
2002	38.3	100	0.66
2003	27.1	100	0.45

        The Kidd Metallurgical Division and the Nikkelverk refinery treat almost all process gases carrying sulphur dioxide for the production of marketable sulphuric acid and liquid sulphur dioxide. Sulphur dioxide emissions at the Kidd Metallurgical Division and the Nikkelverk refinery are below regulatory limits.

        In 2001, a comprehensive soil study involving various metals was initiated by the Corporation in the community of Falconbridge near Sudbury, Ontario. This was part of a broader on-going soil testing program within the Sudbury Basin involving the Ontario Ministry of the Environment ("MOE"). In order to determine whether the metal levels detected in the soil study have any impact on human health, the Corporation is participating in a human health risk assessment for the community, in consultation with the MOE, the City of Greater Sudbury, the Sudbury Medical Officer of Health, Inco Limited and Health Canada who represent First Nations. Stakeholders are informed of the study's progress by way of a dedicated website (www.sudburysoilsstudy.com). The organizers have also held three open houses to date to give area residents access to technical experts and to enable residents to provide feedback. The study is expected to be completed in 2005.

  Product Stewardship

        Falconbridge has an active environmental product stewardship program. This includes providing customers with advice on the safe handling of products and disposal of metal wastes and the development of the capability to accept a wide range of metal-bearing materials for recycling at its facilities. Falconbridge is conducting research into possible uses for some of its slag, a by-product of the smelting process, in commercial applications.

  New Projects

        Environmental protection and pollution prevention are priorities at all new projects. Development of the nickel laterite Koniambo project, in New Caledonia, continues to advance. The environmental impact assessment for the project has been completed and will be released to the public for comment in 2004. Community engagement continues to be a priority. Community concerns are being heard and integrated into the project planning. In late 2003, the Ontario Ministry of the Environment issued the Certificate of Approval for the Montcalm nickel project near Timmins, Ontario allowing for construction to commence. A Montcalm environmental liaison committee has also been established with First Nations groups, local residents and environmental groups to address community concerns and environmental impacts related to the project. The Nickel Rim South advanced exploration project, in Sudbury, completed construction of a pipeline system that will see site drainage and process water pumped to the Sudbury Smelter for treatment. Also, a memorandum of understanding has been signed with the neighboring Wahnapitae First Nations group.

  Future Regulations

        Future regulations may place lower limits on allowable emissions of all kinds, including air, water, waste and hazardous materials and spills. Also, requirements for site rehabilitation may become more demanding. Falconbridge's policies and programs of pollution prevention, continuous improvement and emphasis on innovation have enabled it to develop and implement effective and relatively low-cost measures to meet or maintain emissions below regulatory requirements.

        The toxicity of certain metals in the workplace and the environment is a continuing issue for the mining industry. New standards and intergovernmental accords are being considered by the Ontario Ministry of Labour, Environment Canada, the United States Occupational Safety and Health Administration, the American Conference of Governmental Industrial Hygienists and the Commission of European Communities. Falconbridge is not able to assess the overall financial impact of potential new standards. Falconbridge is continuing to make engineering improvements each year with a view to improving the working environment of its operations.

        The business conducted by Falconbridge has been, and may in future be, affected by changes in environmental legislation and other requirements including those related to future removal and site restoration costs. Because Falconbridge operates in many countries, both the likelihood of changes in legislation and their impact upon Falconbridge are not predictable.

Safety and Health

        Falconbridge has decreased lost-time accident frequencies from 1.69 per 200,000 hours worked in 1993 to 1.26 per 200,000 hours worked in 2003. Safety and health policies are in place at all Falconbridge operations and safety responsibilities are part of all job descriptions, job procedures and performance reviews. Key safety priorities include emphasis on internal responsibility, joint health and safety committees and internal loss control management. Improvement programs in hazard analysis, risk assessment and emergency prevention and response are on-going.

        The Ontario Ministry of Labour's charges against the Corporation under the Occupational Health and Safety Act with respect to the underground fatality of an employee that occurred in July 2001 at the Fraser mine at Sudbury Mines/Mill were dismissed at trial in April 2004.

        To recognize safety improvement at the operations annual safety awards are distributed to deserving operations. Sudbury Mines/Mill received the 2003 Executive Committee on Accident Prevention/Safety and Health Leadership award for most improvement over two operating years, and Lomas Bayas received the President's award, for the second year in a row, for achieving the lowest reportable injury frequency among large-scale operations. An award was also received by the Falconbridge Technology Centre for its excellent safety performance.

        A job ergonomics assessment pilot project is underway at the Sudbury operations. The objective is to evaluate how an employee performs a task, and whether a particular task can be performed repeatedly. From this pilot project an ergonomics program is being prepared for eventual roll-out to all facilities. The intention is to integrate ergonomic criteria into the functional and engineering design of all new operations.

TRENDS, RISKS AND UNCERTAINTIES

Sensitivities

        Falconbridge's earnings are primarily sensitive to changes in metal prices, exchange rates and energy prices. The following tables the impact of a change in these variables on operating income, earnings and cash flow. The impact of a change in either variable assumes the other variables remain constant.

		Impact on
$ Millions	Change in U.S.$ Realized Price	Operating Income	Earnings	(a)	Cash Flow
Nickel	$0.10 per pound	12	9		11
Ferronickel	0.10 per pound	6	3		3
Copper	0.10 per pound	79	56		75
Zinc	0.05 per pound	10	7		9
Cobalt	1.00 per pound	4	3		4
Platinum and Palladium	100.00 per ounce	12	8		11
Silver	1.00 per ounce	4	3		4
Exchange rate U.S.$1.00 = Cdn.$+/- 1¢		2	2		2
Oil Price (U.S./bbl) $1.00		4	2		2

(a)
Difference between earnings and cash flow relates to deferred tax amount

        Falconbridge periodically uses foreign exchange and options contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. The sensitivity table above reflects the impact of such currency hedges. In addition, Falconbridge may use futures and option contracts to hedge the effect of price changes on a portion of the metals it sells. The above sensitivities could accordingly be affected if such hedging programs were to be put in place.

Fluctuating Metal Prices

        As substantially all of Falconbridge's revenues are derived from the sale of nickel, copper, cobalt and zinc, its earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Falconbridge's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of Falconbridge's competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices for nickel, copper or other metals produced by Falconbridge may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of Falconbridge's reserves and its business, financial condition, liquidity and operating results.

Mining and Processing Risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances, emissions of contaminants and operational risks such as mechanical and electrical breakdowns and fires. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although Falconbridge maintains insurance to cover some of these risks and hazards to the extent available that Falconbridge believes is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

        Environmental legislation affects nearly all aspects of Falconbridge's operations worldwide. This type of legislation requires Falconbridge to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but may do so in the future. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or that steps to bring Falconbridge into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated by Falconbridge. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could affect Falconbridge's liquidity.

Labour Relations

        Collective agreements covering Falconbridge's hourly rated employees at Falconbridge's Sudbury operations, Nikkelverk operations, Collahuasi operations, Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations are currently in place. Falconbridge's collective agreements with unionized workers at Falconbridge's Nikkelverk and Collahuasi operations remain in effect until May 31, 2004 and June 30, 2004, respectively. The supervisory, technical, professional and administrative employees at Lomas Bayas are not represented by a union but have historically acted collectively when renegotiating their individual contracts of employment each of which expires in 2006. Collective agreements covering Falconbridge's unionized workers at the Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations will expire between 2005 and 2006. Falconbridge cannot predict at this time whether it will be able to reach new agreements with these employees upon expiry of their current agreements without a work stoppage. Any lengthy work interruptions could materially adversely affect Falconbridge's business, financial condition, liquidity and results of operations.

Uncertainty of Reserve Estimates and Production Estimates

        Falconbridge's reported ore reserves as of year-end 2003 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of its ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

        Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Norwegian Kroner, Euro, Yen and other exchange rates, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at its Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in U.S. dollars, although there are costs denominated in the domestic currency, while Nikkelverk's costs are incurred in Norwegian Kroner. Falconbridge's consolidated financial statements are expressed in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which has materially impacted and may in the future materially impact Falconbridge's financial results. Falconbridge from time to time hedges a portion of its Canadian dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge's Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

        Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes Falconbridge's exposure to interest risk by effectively converting a portion of Falconbridge's fixed-rate debt to a floating rate. At December 31, 2003, approximately $817 million, or 57% of Falconbridge's total debt of $1,427 million, was subject to variable interest rates. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps.

        In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Falconbridge to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operation.

Energy Supply and Prices

        Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond Falconbridge's control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Falconbridge's supply contracts typically provide that suppliers may be released from their delivery obligations to Falconbridge if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, including loss of production and damage to Falconbridge's plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted.

        A prolonged shortage of supply of energy used in Falconbridge's operations could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, its earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Falconbridge's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy Falconbridge uses may increase significantly from current levels. An increase in energy prices could materially adversely affect Falconbridge's business, financial condition, liquidity and operating results.

Foreign Operations

        Some of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Falconbridge will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Legal Proceedings

        The nature of Falconbridge's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Falconbridge's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Falconbridge's results of operations in any future period, and a substantial judgement could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table includes consolidated financial information of the Corporation for the financial years indicated:

Year Ended December 31	2003	2002	2001
	(in thousands of United States dollars except per share amounts)
Revenues	$2,083,480	$1,524,672	$1,384,570
Operating income — total	304,974	78,085	17,279
Operating income per common share — basic and fully diluted	1.71	0.44	0.10
Total assets	4,104,760	3,398,406	3,293,293
Long-term debt	1,427,226	1,280,410	1,172,598
Net income — total	194,424	49,984	17,268
Basic earnings per common share	1.05	0.24	0.05
Diluted earnings per common share	1.04	0.24	0.05
Dividends declared — per preferred share series 1 (Cdn.)	0.08	0.08	0.08
Dividends declared — per preferred share series 2 (Cdn.)	1.47	1.47	1.47
Dividends declared — per common share (Cdn.)	0.40	0.40	0.40

        For a discussion of the comparability of the foregoing numbers, including discussions of discontinued operations, changes in accounting policies, significant acquisitions and major changes in the direction of the business, please see the Corporation's management's discussion and analysis for the year ended December 31, 2003 and the notes to the Corporation's financial statements for the year ended December 31, 2003, each of which is included in the Corporation's 2003 Annual Report and each of which is incorporated herein by reference.

DIVIDEND POLICY

        The Corporation views common share dividends as an important part of a shareholder's return on investment. As a result, the Corporation attempts to pay a common share dividend at all points of the economic cycle, so long as the payment does not impair the Corporation's financial position. It is expected that the common share dividend will increase or decrease to reflect the Corporation's operating results and financial position.

        The preferred shares of each series issued by the Corporation rank in priority to the common shares with respect to the payment of dividends.

        For a summary of the amount of dividends paid for the preferred shares series 1 and 2 and for the common shares for 2003, 2002 and 2001, see "Selected Consolidated Financial Information" above.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        See pages 16 to 32 of the Corporation's 2003 Annual Report, which are incorporated herein by reference. Any statement contained therein is modified or superseded for the purposes of this Annual Information Form to the extent that a statement contained in this Annual Information Form modifies or supersedes that statement.

CAPITAL STRUCTURE OF THE CORPORATION

        The Corporation's capital structure consists of common shares and preferred shares issuable in series. Subject to the prior rights of the holders of the preferred shares of the Corporation, the holders of common shares are entitled to receive cash dividends as and when declared by the board of directors of the Corporation and the remaining property of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The common shares carry one vote per share.

        The preferred shares series 1 receive fixed cumulative preferential cash dividends at a rate of $0.02 per share per quarter. The preferred shares series 1 are redeemable on or at any time after March 1, 2004 for cash, at the Corporation's option, at $10.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. The conversion privilege to convert a preferred share series 1 into a preferred share series 2 expired March 1, 1999.

        The preferred shares series 2 were entitled to receive fixed cumulative preferential cash dividends at an annual rate of $1.4688 per share until March 1, 2004. From March 1, 2004, floating adjustable cumulative preferential cash dividends payable monthly on the 12th of each month commencing with the month of April 2004 are payable. The dividend rate floats in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis. The preferred shares series 2 are redeemable at any time after March 1, 2004, for cash, in whole but not in part, at the Corporation's option, at $25.50 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. Holders of preferred shares series 2, upon giving notice, had the right to convert on March 1, 2004, and have the right to convert on March 1 in every fifth year thereafter, their shares into an equal number of preferred shares series 3, subject to the automatic conversion provisions.

        The preferred shares series 3 receive fixed cumulative preferential cash dividends payable quarterly on the first day of June, September, December and March in each year at an annual rate of $1.1452 per share. The preferred shares series 3 are not redeemable prior to March 1, 2009. The preferred shares series 3 will be redeemable on March 1, 2009 and on March 1 in every fifth year thereafter, in whole but not in part, at the Corporation's option, at $25.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. Holders of preferred shares series 3, upon giving notice, will have the right to convert on March 1, 2009, and on March 1 in every fifth year thereafter, their shares into an equal number of preferred shares series 2, subject to the automatic conversion provisions.

MARKET FOR SECURITIES OF THE CORPORATION

        The common shares and cumulative preferred shares series 2 of the Corporation are listed and posted for trading on the Toronto Stock Exchange. The cumulative preferred shares series 3 of the Corporation were listed and posted for trading on the Toronto Stock Exchange on March 1, 2004.

        Set out below is the 2003 share trading information for the common shares and the cumulative preferred shares series 2.

	Common Share			Preferred Share, Series 2
2003
	Volume	High	Low	Volume	High	Low
	(millions)	(Cdn.$)		(millions)	(Cdn.$)
January	11.47	$18.13	$15.37	0.1159	$24.24	$23.31
February	8.23	17.80	16.33	0.1817	23.99	23.50
March	6.21	17.88	15.75	0.3144	24.25	23.50
April	4.87	16.80	15.55	0.3291	23.85	23.50
May	6.15	18.00	15.25	0.6300	24.70	23.70
June	6.53	18.95	17.05	0.1911	24.75	24.00
July	5.75	19.55	17.35	0.2363	24.75	24.00
August	8.27	21.07	19.00	0.2501	24.85	24.35
September	10.18	23.18	20.12	0.2792	25.25	24.55
October	8.99	25.80	21.81	0.3353	25.08	24.40
November	10.42	26.70	24.00	0.4322	25.08	24.75
December	10.09	31.78	25.90	0.4818	25.50	24.77

DIRECTORS AND EXECUTIVE OFFICERS

Directors

        Set out below are the names, committee memberships (as at the date hereof), municipalities of residence, principal occupations and periods of service of the directors of the Corporation.

Name and Municipality of Residence	Principal Occupation	Director Since

ALEX G. BALOGH (2,3) Oakville, Ontario	Corporate Director	September 1989
JACK L. COCKWELL (4) Toronto, Ontario	Group Chairman, Brascan Corporation (Asset management company with a focus on real estate and power generation)	December 1995
ROBERT J. HARDING (2,4,6) Toronto, Ontario	Chairman, Brascan Corporation	July 2000
DAVID W. KERR Toronto, Ontario	Chairman, Falconbridge Limited and Chairman, Noranda Inc.	September 1989
G. EDMUND KING (2,4,5,6) Toronto, Ontario	Partner, DeCew Capital Corporation (Financial services)	June 1994
NEVILLE W. KIRCHMANN (1,4,5) Toronto, Ontario	President, Kirchmann Holdings Ltd. (Holding company)	December 1997
MARY A. MOGFORD (1,2,3,5) Newcastle, Ontario	Corporate Director	December 1995

DEREK G. PANNELL (3,4) Toronto, Ontario	President and Chief Executive Officer, Noranda Inc.	April 2001
DAVID H. RACE (1,2,3,5) Toronto, Ontario	Corporate Director	April 1994
AARON W. REGENT Toronto, Ontario	President and Chief Executive Officer of the Corporation	February 2002
JAMES D. WALLACE (1,4,5,6) Sudbury, Ontario	President, Pioneer Construction Inc. (Road construction)	January 2001

Notes:

(1)
Member of the Audit Committee

(2)
Member of the Corporate Governance Committee

(3)
Member of the Environment, Health and Safety Committee

(4)
Member of the Human Resource and Compensation Committee

(5)
Member of the Independent Directors' Committee

(6)
Member of the Pension Investment Committee

        The Corporation does not have an Executive Committee. The term of office for each director is from the date of the meeting at which he or she is elected until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is vacated before that time in accordance with the by-laws of the Corporation.

        All of the directors of the Corporation have held the principal occupation identified above for not less than five years, except for Mr. Cockwell, who was Co-Chairman, Brascan Corporation from February 2002 to February 2003 and President and Chief Executive Officer, Brascan Corporation prior thereto; Mr. Kerr, who was Executive Chairman, Noranda Inc. from April 2002 to February 2003, Chairman and Chief Executive Officer, Noranda Inc. from September 2001 to April 2002 and President and Chief Executive Officer, Noranda Inc. prior thereto; Mr. King, who was Deputy Chairman, Rockwater Capital Corporation from July 2002 to October 2003 and Deputy Chairman, McCarvill Corporation prior thereto; Mr. Kirchmann, who was President and Chief Executive Officer, The Princess Margaret Hospital prior to September 2003; Mr. Pannell, who was President and Chief Executive Officer, Falconbridge Limited from February 2002 to June 2002, President and Chief Operating Officer, Noranda Inc. from September 2001 to April 2002 and Vice-President, Operations, Compañia Minera Antamina prior thereto; Mr. Race, who was Chairman of CAE Inc. prior to June 1999; and Mr. Regent, who was Executive Vice-President and Chief Financial Officer, Noranda Inc. from May 2000 to May 2002, and Senior Vice-President Corporate Development, Brascan Corporation prior thereto.

Executive Officers

        In 2002, the Corporation and Noranda agreed to integrate certain of their respective management functions. As a result there are a number of officers of the Corporation who are also officers of Noranda.

        Set out below are the names, municipalities of residence, office and principal occupations of the executive officers of the Corporation.

Name and Municipality of Residence	Office	Principal Occupation

DAVID W. KERR Toronto, Ontario	Chairman	Chairman of the Corporation and Noranda Inc.
DEREK G. PANNELL Toronto, Ontario	Deputy Chairman	President and Chief Executive Officer of Noranda Inc.
AARON W. REGENT Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation
M. BRENT CHERTOW Newmarket, Ontario	President, Canadian Copper and Recycling	President, Canadian Copper and Recycling of the Corporation and Noranda Inc.
JOSEPH LAEZZA Oakville, Ontario	President, Nickel	President, Nickel of the Corporation
FERNANDO E. PORCILE Santiago, Chile	President, Copper	President, Copper of the Corporation and Noranda Inc.
SERGIO CHAVEZ Bonao, Dominican Republic	President and General Manager, Ferronickel Operations	President and General Manager, Falconbridge Dominicana, C. por A.
MICHAEL F. DOOLAN Mississauga, Ontario	Senior Vice-President and Chief Financial Officer	Senior Vice-President and Chief Financial Officer of the Corporation
PETER G. J. KUKIELSKI Toronto, Ontario	Executive Vice-President, Projects and Aluminum	Executive Vice-President, Projects and Aluminum of the Corporation and Noranda Inc.
IAN W. PEARCE Oakville, Ontario	Senior Vice-President, Projects and Engineering	Senior Vice-President, Projects and Engineering of the Corporation and Noranda Inc.
KATHERINE RETHY Toronto, Ontario	Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities	Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities of the Corporation and Noranda Inc.
MARTIN SCHADY Mississauga, Ontario	Senior Vice-President, Business Development	Senior Vice-President, Business Development of the Corporation and Noranda Inc.
PAUL W. A. SEVERIN Oakville, Ontario	Senior Vice-President, Exploration	Senior Vice-President, Exploration of the Corporation and Noranda Inc.
JEFFERY A. SNOW Toronto, Ontario	Senior Vice-President and General Counsel	Senior Vice-President and General Counsel of the Corporation and Noranda Inc.

MICHAEL AGNEW Mississauga, Ontario	Vice-President, Technology	Vice-President, Technology of the Corporation and Noranda Inc.
RICHARD L. BURDETT Burlington, Ontario	Vice-President, Information Services and Chief Information Officer	Vice-President, Information Services and Chief Information Officer of the Corporation and Noranda Inc.
DENIS COUTURE Toronto, Ontario	Vice-President, Investor Relations, Communications and Public Affairs	Vice-President, Investor Relations, Communications and Public Affairs of the Corporation and Noranda Inc.
JOHN M. DOYLE Pickering, Ontario	Vice-President, Taxation	Vice-President, Taxation of the Corporation and Noranda Inc.
ALLEN G. HAYWARD Lively, Ontario	Vice-President, Nickel Mining	Vice-President, Nickel Mining of the Corporation
OLLE JOHANSSON Oakville, Ontario	Vice-President, Marketing and Sales	Vice-President, Marketing and Sales of the Corporation
ANDRÉ JORON Markham, Ontario	Vice-President, Human Resources	Vice-President, Human Resources of the Corporation and Noranda Inc.
ROBERT TELEWIAK Oakville, Ontario	Vice-President, Environment, Safety and Health	Vice-President, Environment, Safety and Health of the Corporation and Noranda Inc.

        All of the executive officers of the Corporation have held management or senior positions with the Corporation or its associated companies for the past five years except for Mr. Agnew who served as Vice-President and General Manager, Magnola Metallurgy Inc. (a subsidiary of Noranda Inc.) from February 2002 to August 2003, Vice-President and Start-Up Manager, Magnola Metallurgy Inc. from April 2001 to February 2002 and General Manager, Canadian Electrolytic Zinc, (a subsidiary of Noranda Inc.) prior thereto; Mr. Burdett, who has served as Vice-President, Information Services, Noranda Inc. since May 2000 and Business Information Systems Leader, Computer Sciences Corporation and E.I. Dupont de Nemours prior to April 2000; Mr. Couture, who has served as Vice-President, Communications and Public Affairs, Noranda Inc. since October 1999, Vice-President, Communications and Government Relations, Domtar Inc. prior to October 1999; Mr. Doolan, who was Senior Vice-President, Financial Planning, Noranda Inc. from April 2001 to July 2002 and Vice-President, Financial Planning, Nexfor Inc. prior thereto; Mr. Joron, who has served as Vice-President, Human Resources, Noranda Inc. since April 2001, Senior Director, Human Resources, Noranda Inc. from May 2000 to April 2001 and Vice-President, Human Resources, Hudson's Bay Company prior thereto; Mr. Kukielski who has served as Senior Vice-President, Projects, Noranda Inc. since September 2001, Engineering Manager and Commissioning Manager, Antamina Project, Rio Algom Limited prior to August 2001; Mr. Pearce who has served as Executive Project Director, Fluor Daniel Canada Inc. prior to July 2003; Mr. Porcile who has served as President, Copper, Noranda Inc. since April 2002, Vice-President Project Development, BHP-Billiton from August 2001 to March 2002, President Compañia Minera Cerro Colorado Billiton from January 2000 to July 2001 and Vice-President Engineering & Development, Rio Algom Limited prior thereto; Ms. Rethy who has served as Senior Vice-President, Procurement, Logistics & Information Systems, Noranda Inc. since April 2002, Senior Vice-President, Shared Business Services prior thereto; and Mr. Schady who has served as Senior Vice-President, Noranda Inc. since 1998.

        As at December 31, 2003, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 27,948 common shares, representing less than 1% of the Corporation's outstanding common shares, and no voting securities of any subsidiary of the Corporation. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation and has been furnished by the directors and executive officers individually.

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS

        In 2002, the Corporation and Noranda agreed to merge certain of their respective management functions. As a result there are a number of officers of the Corporation who are also officers of Noranda and a number of business functions of each company are managed jointly.

        To ensure that all transactions between the Corporation and Noranda are fair and equitable, each company has adopted an Inter-Company Transactions Policy ("Policy"). This Policy sets forth the principles under which all dealings between the two companies are to be conducted including:

  •
  guidelines for the fair and equitable allocation of common costs as well as the appropriate sharing of synergy gains realized through the combination of resources;

  •
  guidelines for the handling of new business opportunities;

  •
  guidelines for the sharing of common employees and support functions and the appropriate allocation of the associated costs; and

  •
  procedures to be followed by Falconbridge management and employees to ensure all transactions with Noranda are fair and represent arms-length terms including the obtaining of market valuations and reference of specified transactions to the Independent Directors' Committee of the Corporation who ensure that the principles set forth in the Policy are adhered to and that the interests of the Corporation are protected in all dealings with Noranda.

        The Corporation has an agreement with a subsidiary of Noranda whereby it acts as the sales agent for all products, other than sulphuric acid and indium, produced by the Corporation's Kidd Creek Operations. The Corporation has also entered into a supply agreement with another subsidiary of Noranda, which will purchase and resell the Corporation's output of sulphuric acid. The Corporation also has agreements with various Noranda group companies for the purchase of custom feeds, the toll treatment of copper concentrates, blister copper and refinery slimes, and the sale of metals. The agreements with the Noranda group companies are negotiated in the best interest of the Corporation, on an arms-length basis at market terms.

        Accounts receivable in the Corporation's consolidated statements of financial position as at December 31, 2003 includes $30.2 million (2002 — $23.6 million; 2001 — $26.2 million) receivable from Noranda under the sales agreements and $13.3 million (2002 — $6.1 million; 2001 — $2.2 million) from net purchases of material by Noranda. Accounts payable in the Corporation's consolidated statements of financial position includes $35.1 million (2002 — Nil; 2001 — Nil) for the purchase of materials from Noranda.

        The following amounts were paid in connection with production and marketing transactions with Noranda group companies during the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
	U.S.$000
Sale of materials and technology to Noranda	$97,665	$71,938	$29,741
Purchase of materials from and smelting and refining fees paid to Noranda	159,013	37,257	1,808
Commissions and agency fees paid to Noranda	2,124	758	1,027
Fees paid relating to sulphuric acid	1,336	2,043	3,680
Other expenses	35	442	3,084

TRANSFER AGENT AND REGISTRAR

        Computershare Trust Company of Canada is the Corporation's registrar and transfer agent. The register of the transfers of the common shares and the preferred shares series 1, series 2 and series 3 are located at 100 University Avenue, 8th floor, Toronto, Ontario M5J 2Y1.

ADDITIONAL INFORMATION

        Additional information relating to the Corporation may be found at www.sedar.com.

        Upon request to the Secretary of the Corporation at the Corporation's executive offices, BCE Place, Suite 200, 181 Bay Street, Toronto, Ontario M5J 2T3, the Corporation will provide any person with a copy of:

  (a)
  this annual information form,

  (b)
  the management information circular prepared by the Corporation in connection with its annual meeting of shareholders held on April 16, 2004,

  (c)
  any of the Corporation's unaudited interim reports to shareholders issued after December 31, 2003, and

  (d)
  any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Corporation.

        A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Corporation or any securities of the Corporation are in the course of a distribution pursuant to a short form prospectus. At any other time, any document referred to in (a) to (c) above may be obtained by security holders of the Corporation without charge and by any other person upon payment of a reasonable charge.

        Additional information including directors' and executive officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities, where applicable, is contained in the management information circular prepared by the Corporation in connection with its annual meeting of shareholders held on April 16, 2004. Additional financial information is provided in the Corporation's comparative consolidated financial statements for the year ended December 31, 2003, which are included in the annual report of the Corporation for 2003.

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  EXHIBIT 1
FALCONBRIDGE LIMITED
TABLE OF CONTENTS
TECHNICAL GLOSSARY
MINERAL RESERVE AND RESOURCE ESTIMATION
CURRENCY
METRIC/IMPERIAL CONVERSION TABLE
FALCONBRIDGE LIMITED
BUSINESS OF FALCONBRIDGE
PRINCIPAL PRODUCTS
ENVIRONMENT, HEALTH AND SAFETY
TRENDS, RISKS AND UNCERTAINTIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
DIVIDEND POLICY
MANAGEMENT'S DISCUSSION AND ANALYSIS
CAPITAL STRUCTURE OF THE CORPORATION
MARKET FOR SECURITIES OF THE CORPORATION
DIRECTORS AND EXECUTIVE OFFICERS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT AND REGISTRAR
ADDITIONAL INFORMATION